THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

02 JUL -8 AM 10: 09

101 BARCLAY STREET, NEW YORK, N.Y. 10286

DEPOSITARY RECEIPTS

June 25, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

02042293

Re: Sammy Corporation - File No. 82-5227

SUPPL

To Whom It May Concern:

At the request of Sammy Corporation,, enclosed please find the following documents:

- Notice of Court Judgment dated June 25, 2002.

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We are forwarding these documents at the request and on behalf of Sammy Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Sincerely yours,

S. Sumikawa

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel#: (212) 815-2042
Fax#: (212) 571-3050
Email: ssumikawa@bankofny.com

dlw 7/3

June 25, 2002

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi
President and Chief Executive Officer

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Yasuhiro Katayama
Executive Officer and Division Manager, Administration Division
(TEL: 03-5950-3790)

Notice of Court Judgment

Notice is hereby given that with regard to the action against Sammy Corporation (the "Company") for infringement of patents filed with the Tokyo District Court by Aruze Corp., a judgment completely in favor of the Company was delivered, as described below:

Description

1. Background of the action

The plaintiff, Aruze Corp., filed this action against the Company as of February 22, 2000, alleging that a drum-rotating game machine "*Kamen Rider V3*" of the Company infringed the patent rights of Aruze Corp. and claimed damages of ¥1,500,000,000 therefor.

2. Outline of the judgment

(1) Date of judgment: June 25, 2002

(2) Contents:

(a) The plaintiff's claim shall be dismissed.

(b) The plaintiff shall bear the cost of the action.

3. Future prospects

At this time, this judgment is not expected to affect business results of the Company.

This action is different from the one appealed by the Company to the Tokyo High Court as of March 19, 2002.

- END -

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARCLAY STREET, NEW YORK, N.Y. 10286

DEPOSITARY RECEIPTS

June 25, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Mitsubishi Corporation (file # 82-3784)

Dear Sirs/Madam:

On behalf of Mitsubishi Corporation, we are forwarding a copy of the following document with respect to the issuer's obligations pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934:

- Issue of Yen 150 Billion Zero Coupon Convertible Bonds Due 2011 dated May 28, 2002.
- Reports for Fiscal 2002 – April 1, 2002 through March 31, 2002.

We are forwarding these documents at the request and on behalf of Mitsubishi Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly yours,

S. Sumikawa

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel#: (212) 815-2042
Fax#: (212) 571-3050
Email: ssumikawa@bankofny.com

02 JUN 27 AM 11:23

May 28, 2002

PRESS RELEASE

Name of the Company	Mitsubishi Corporation
Name of Representative of the Company	Mikio Sasaki Member of the Board, President, Chief Executive Officer
Code	8058 (1st Section of TSE)
Contact	Jun Nishizawa Corporate Communications Department
	(Tel: 03-3210-2172)

Issue of Yen 150 billion Zero Coupon Convertible Bonds due 2011

Mitsubishi Corporation (the "Company") has announced that its Board of Directors has resolved the issue of Yen 150 billion Zero Coupon Convertible Bonds due 2011 (convertible bonds type-bonds with stock acquisition rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) at a meeting of its Board of Directors held on May 27, 2002 and May 28, 2002. This is a brief summary of the principal terms of this issue.

SUMMARY

Name of the Bonds:
Mitsubishi Corporation Yen Denominated Convertible Bonds due 2011 (convertible bonds type-bonds with stock acquisition rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (the "Bonds")

Total Issue Amount of the Bonds:
Yen 150 billion

Offer Price of the Bonds:
102.5 per cent. of the principal amount of the Bonds

Issue Price of the Bonds:
100 per cent. of the principal amount of the Bonds
(The principal amount of each Bond is Yen 5,000,000)

United States: These materials are not an offer of securities for sale into the United States. The securities may not be offered or sold in the United States unless they are registered or exempt from registration and any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements.
United Kingdom: These materials are directed only at (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order"); or (b) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(1) of the Order (all such persons together being referred to as "relevant persons"). The securities described are available only to and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not rely on this document or any of its contents.
Stabilisation/FSA

Status:
The Bonds are direct, unconditional and unsecured obligations of the Company

Rate of Interest:
The Bonds do not bear interest

Signing Date:
May 28, 2002

Payment Date and Issue Date:
June 17, 2002

Maturity Date:
June 17, 2011

Redemption at the Option of the Company:
(a) On or after June 17, 2005 and prior to maturity, and provided that the closing price of the shares for each of the 20 consecutive trading days, the last of which occurs not more than 30 days prior to the date upon which the notice of redemption is first published, is at least 130 per cent. of the Conversion Price then in effect, the Company may redeem all of the Bonds at their principal amount.
(b) In the event that it is proposed that the Company becomes a wholly-owned subsidiary of another corporation by way of a share exchange and the Company is not able to make necessary amendments to the transaction in the manner contemplated in the Offering Circular or if such offer is made but not accepted by all Bondholders by the last date for acceptance, then the Company may prior to the effective date of such share exchange, redeem all the Bonds at the redemption prices and otherwise in accordance with the Offering Circular.
(c) The Company may, at any time, redeem all the Bonds on satisfaction to the Trustee that it has or will become obliged to pay additional amounts of taxes, duties, assessments or governmental charges as a result of any change in, or amendment to, the laws or regulations of Japan or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after May 28, 2002 and such obligation cannot be avoided by the Company.

Class and Number of Shares to be Acquired upon Exercise of the Stock Acquisition Right (Conversion):
The class of shares to be acquired upon exercise of the stock acquisition right shall be the common stock of the Company. The number of shares to be acquired upon exercise of the stock acquisition rights shall be determined by dividing the aggregate Issue Price of the Bonds deposited by the Conversion Price.

Conversion Price:
The Conversion Price shall initially be Yen 1,188 per share, subject to adjustment in the manner provided in the Conditions to the Bonds.

Exercise Period:
The stock acquisition right may be exercised at any time on and after July 1, 2002, up to, and including, June 3, 2011, or if the Bond shall have been called for redemption prior to June 3, 2011, then up to the close of business on the business day immediately prior to the date fixed for redemption thereof).

Listing:
Listing on the official list of the UK Listing Authority and the London Stock Exchange plc's market for listed securities.

Rating of the Bonds:
BBB+: Standard & Poor's Rating Services
AA-: Rating and Investment Information, Inc. (R&I)

Method of Offering:
The Bonds are only being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S, by NikkoSalomonSmithBarney Europe (business trade name of Salomon Brothers International Limited) (Lead Manager and Bookrunner) and other managers.

Use of Proceeds:
The net proceeds of the Bonds are estimated to be approximately Yen 149,910 million and will be used for the repayment of short-term borrowings currently applied towards strategic investments including energy and natural resources projects and project development areas (such as domestic and overseas IPP (Independent Power Producer) projects and infrastructure projects).

(Translation)

(Attached document to the Notice of the 2002 Ordinary General Meeting of Shareholders)

REPORTS FOR FISCAL 2002

April 1, 2001 through March 31, 2002

Mitsubishi Corporation

Note: This Report is an unofficial translation of the Japanese language original version, and is provided for your convenience only, without any warranty as to its accuracy or as to the completeness of the information. The Japanese original version of the report is the sole official version.

(Translation)

Business Report (April 1, 2001 through March 31, 2002)

1. Review of Operation

In fiscal 2002, ended March 31, 2002, the global economy showed a general tendency to slow, following the lead of the bellwether U.S. economy. From January 2002, however, a slight recovery in the global economy has been noticed.

The U.S. economy was clearly derailed by a sudden fall in capital expenditures due to softening IT-related demand and falling stock prices. The outlook for the U.S. economy was clouded further by the terrorist attacks in September 2001. But the economic ramifications of these attacks were not as dire as first feared with consumption holding firm as the U.S. government lowered taxes and interest rates, helping the U.S. economy to stage a slight recovery. In Asia, outside Japan, economic conditions deteriorated rapidly, but bottomed out at the start of 2002 thanks to economic stimulus measures and brighter expectations for the U.S. economy. Even EU countries, which many thought would largely escape the effects of the U.S. slowdown, suffered somewhat as exports declined. These countries appeared to turn the corner, however, toward the end of the year, buoyed by lower interest rates and a U.S. rebound.

The Japanese economy, for its part, remained in recession. Production stagnated as exports fell and deflation tightened its grip as consumer prices dropped and demand waned. Japanese companies in general were also hampered by problem loans on non-performing assets.

Under these circumstances, Mitsubishi Corporation stepped up efforts to manage the Group as a globally based enterprise so as to flexibly respond to structural changes in businesses and to create new business models. Mitsubishi Corporation worked aggressively not only to generate earnings at the parent company, but also to raise earnings of the Mitsubishi Corporation Group through its business investments. While consolidated operating transactions decreased ¥764.6 billion year on year to ¥13,230.7 billion, gross profit increased ¥30.5 billion to ¥643.9 billion. Consolidated net income was ¥60.2 billion, ¥31.9 billion down from the record level of the previous fiscal year.

Non-consolidated results were as follows:

Non-consolidated net sales decreased ¥1,364.6 billion, or 12.5%, to ¥9,562.8 billion. By commodity, all categories, with the exception of living essentials, which recorded a slight increase, saw net sales decrease. The declines in machinery and metals, which were attributable to the transfer of some transactions to subsidiaries, were particularly large. By type of transaction, all categories decreased, notably exports of automobiles, imports in the energy business, and domestic transactions in machinery and metals.

Gross profit declined ¥34.1 billion to ¥183.0 billion and Mitsubishi Corporation posted an operating loss of ¥12.6 billion, which represented a deterioration of ¥34.2 billion from the previous year. Both declines reflected lower net sales.

(Translation)

Dividend income increased dramatically, particularly in metals, the energy business and machinery. Nevertheless, ordinary income fell ¥16.3 billion to ¥64.3 billion, as a result of the operating loss.

In special gains and losses, Mitsubishi Corporation recorded special gains of ¥41.2 billion from the sales of listed investment securities, gains on securities contributed to employee retirement benefit trust and other items. These gains, however, were outweighed by ¥90.0 billion for special losses amounting to ¥131.2 billion. One reason was the establishment of a ¥40.7 billion provision for doubtful receivables for the company's loans to a subsidiary holding a 30.1% equity interest in Lawson, Inc. On a consolidated basis, Mitsubishi Corporation recorded an impairment loss for writing down its equity method goodwill in Lawson. Other special losses included the write down of investment securities, mainly bank stocks, and losses on the sale of fixed assets accompanying a review of asset holdings.

As a result of the above, Mitsubishi Corporation posted a loss before income taxes of ¥25.7 billion. After income taxes and deferred income taxes, Mitsubishi Corporation recorded a net loss for the year of ¥11.0 billion, a deterioration of ¥39.8 billion from fiscal 2001.

Non-consolidated Net Sales (Years ended March 31, 2002 and 2001)

By Commodity

	2002		2001		Increase or[-]decrease	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
New Business Initiative	26,516	0.3	32,930	0.3	-6,414	-19.5
IT & Electronics Business	345,297	3.6	405,129	3.7	-59,831	-14.8
Energy Business	2,879,386	30.1	3,016,677	27.6	-137,290	-4.6
Metals	1,334,556	14.0	1,688,080	15.4	-353,524	-20.9
Machinery	1,624,234	17.0	2,371,050	21.7	-746,816	-31.5
Chemicals	922,325	9.6	1,001,375	9.2	-79,050	-7.9
Living Essentials and others	2,430,525	25.4	2,412,174	22.1	18,350	0.8
Total	9,562,842	100	10,927,418	100	-1,364,576	-12.5

(Figures less than ¥1 million are rounded down)

Note: Effective from fiscal 2002, the Fuels Group was renamed the Energy Business Group.

By Type of Transaction

	2002		2001		Increase or[-]decrease	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Exports	1,585,275	16.6	2,234,612	20.5	-649,336	-29.1
Imports	3,182,702	33.3	3,421,827	31.3	-239,124	-7.0
Offshore	1,163,210	12.1	1,202,636	11.0	-39,425	-3.3
Domestic	3,631,653	38.0	4,068,342	37.2	-436,689	-10.7
Total	9,562,842	100	10,927,418	100	-1,364,576	-12.5

(Figures less than ¥1 million are rounded down)

Issuance of Corporate Bonds

The issuance of corporate bonds is one of the primary means by which Mitsubishi Corporation procures funds. In fiscal 2002, Mitsubishi Corporation conducted 7 issues of corporate bonds in the domestic market, totaling ¥85.0 billion, and 1 issue in the euro

market, totaling US$200 million.

Consolidation of Steel Products Operations with Nissho Iwai Corporation

Mitsubishi Corporation and Nissho Iwai Corporation have reached a basic agreement to separate their steel products operations and consolidate them under a new company to be established in January 2003. Mitsubishi Corporation and Nissho Iwai Corporation will own 60% and 40% of the new company, respectively. Both parties had been proceeding with due diligence with the view to this consolidation, which is intended to achieve two goals: strengthen functions by taking advantage of the extensive know-how of both parties in the metals field, and enhance competitiveness through greater efficiency.

Concerning the Graphite Electrode Lawsuit

In May 2001, Mitsubishi Corporation paid a fine in a United States anti trust violation criminal suit concerning graphite electrode-related transactions. Related to this incident, in January 2002, three shareholders filed a shareholders derivative suit in the Tokyo District Court against Mitsubishi Corporation's current and former directors and corporate auditors for the fine and attorneys fees in the amount of U.S. $144 million, alleging violations of management supervision obligations and auditing obligations.

Upon diligent review of how Mitsubishi Corporation as a company should respond to this lawsuit, it was decided to intervene in the above-mentioned shareholders derivative suit to support those current and former directors and corporate auditors who are the defendants in the case, and an application for auxiliary intervention was submitted to the Tokyo District Court. This was done because, while Mitsubishi Corporation negotiated a sentencing agreement with the Department of Justice in exchange for waiving its right to appeal the jury verdict, Mitsubishi Corporation believes that it did not participate in any wrongdoing. Furthermore, because it is necessary to assert and prove that our structure for ensuring compliance with laws and regulations is sufficient, and additionally, because Mitsubishi Corporation determined that its auxiliary intervention in the above lawsuit would also facilitate a just and speedy conclusion to the lawsuit, Mitsubishi Corporation made the determination to intervene in the above lawsuit.

In addition, civil suits have been filed by certain graphite electrode consumers in the U.S. against Mitsubishi Corporation, some of which have been resolved through negotiations. ¥13,400 million has been provided by Mitsubishi Corporation this fiscal year as special losses related to the electrode lawsuits.

Key Themes

With the recovery in the world economy lacking any real strength, the Japanese economy is not expected to achieve a full-fledged recovery any time soon. Japanese companies are faced with the necessity to bolster their international competitiveness to win against stiff

competition, and to adapt to business environments being reshaped by structural reforms touching all corners of society. The needs and values of society are diversifying, making it imperative that companies pursue technological innovation and increase efficiency. The environment, safety and reliability are also increasingly important themes. Companies must respond to these forces of change quickly and accurately.

Based on this recognition, Mitsubishi Corporation is steadily executing various initiatives, including a growth strategy, reforming management systems and improvements to management execution, as outlined below. These initiatives are part of MC2003, Mitsubishi Corporation's three-year plan launched in fiscal 2002, which aims to create new value to raise Mitsubishi Corporation Group earnings and fortify its operating base.

(1) Growth Strategy

The overall growth strategy contained in MC2003 consists of three parts: Portfolio Management, ".Commerce", and New Technologies.

The Portfolio Management Strategy calls for the company to aggressively reshape its portfolio of businesses with the viewpoint of reallocating company resources and strengthen strategic business areas. Mitsubishi Corporation has positioned energy and natural resources; project development, including Independent Power Producer (IPP) projects and infrastructure projects; and food distribution and other SCM businesses as strategic fields. Last year, Mitsubishi Corporation made investments in major projects, translating strategy into action. Notable developments included forming a strategic alliance with the international diversified resources company BHP Billiton in metallurgical coal business in Australia; expanding production capacity at an aluminum smeltering project in the Republic of Mozambique, Africa; investing in natural gas projects in Sakhalin, Russia, and Tangguh, Indonesia; and further investing in a IPP business in the U.S.

The ".Commerce" Strategy is a blueprint for creating new business models and expanding and carving out new business domains that leverage Mitsubishi Corporation's expertise in finance, IT, logistics and marketing. A specific example is IT Frontier Co., Ltd. Formed in April 2001 by integrating five IT-related subsidiaries, IT Frontier is offering total solutions to help customers rebuild their business models by bringing together Mitsubishi Corporation's in-depth knowledge of real-world business with IT Frontier's sophisticated information technology. Other examples of implementing the ".Commerce" strategy include supply chain management activities in the food and apparel industries, and multi-dimensional collaboration with the major convenience store operator Lawson, Inc. Regarding the latter, Mitsubishi Corporation has been instrumental in promoting the operation of ATMs in stores, the establishment of Lawson stores in hospitals, and the development of a credit card business, among other achievements.

The New Technologies Strategy promotes the creation of entirely new business models at Mitsubishi Corporation based on technologies and intellectual property. The company is actively searching for businesses that can turn into future earnings in the strategic fields of energy and environment, bio-medical and life sciences, IT and communications and nanotechnologies. Mitsubishi Corporation has already started full-scale commercial production of fullerenes, which are grabbing the spotlight as the next-generation of promising materials.

Mitsubishi Corporation is also advancing a regional strategy. The company has reinforced its bases in key regional areas in anticipation of China's accession to the World Trade Organization

(WTO), the establishment of an ASEAN free trade zone and other market changes, and is presently laying the groundwork for the development of new business arenas.

(2) Enhancing the Management System

Mitsubishi Corporation has taken a number of actions that will help to promote its overall growth strategy. In April 2001, it introduced business units (BUs) to function as the company's smallest unit for organizational control and earnings responsibility. At the same time, Mitsubishi Corporation introduced a new internal performance indicator, Mitsubishi Corporation Value Added (MCVA), which measures whether businesses are able to cover the cost of capital associated with a given level of risk. BUs are classified into three types: Stretch, Build and Restructure.

- Stretch BUs aim to maintain and increase earnings by adding new functions.
- Build BUs aim to expand new business domains.
- Restructure BUs aim to drastically realign their business through downsizing, restructuring and withdrawal from unprofitable areas.

All BUs will be assigned a clearly defined mission and MCVA is used to evaluate their results in detail. This new management system will facilitate the reallocation of resources and strengthening strategic business areas. Furthermore, Mitsubishi Corporation formed the Strategic Workshop that draws on support and resources from the entire company across BUs for tackling growth in expected areas, such as environmental businesses, bio ventures and fuel cells.

(3) Reforming Executive Management

With Mitsubishi Corporation's drive to create new value presupposing greater transparency and efficiency in management, the company has moved to strengthen corporate governance and broaden the scope of executive management. In June 2001, Mitsubishi Corporation introduced the post of executive officer to clearly demarcate the roles of directors and executive officers and clarify areas of responsibility. It also established the Governance Committee and International Advisory Committee as advisory bodies of the Board of Directors. These committees include experts from outside the company who bring an independent dimension to management, enhancing the governance system.

Through the initiatives outlined above, and by making full use of its extensive network of business partners, brand equity, personnel and other intangible assets, Mitsubishi Corporation is striving to create a high level of corporate value for all stakeholders including shareholders and customers as an "ultimate service" company.

(Translation)

Operating Results and Financial Position

	1999	2000	2001	2002
Net Sales (millions of yen)	10,499,848	10,485,212	10,927,418	9,562,842
Net income or (-loss) (millions of yen)	11,463	-15,895	28,760	-11,011
Shareholders' equity (millions of yen)	599,523	584,595	753,598	701,813
Net income or (-loss) per share (yen)	7.31	-10.14	18.35	-7.03

(Figures less than ¥ 1 million are rounded down)

Notes: 1. The net loss in fiscal 2000 was primarily due to a special loss for an early retirement program. The net loss in fiscal 2002 resulted from a provision for doubtful receivables for the company's loans to the subsidiary holding shares in Lawson, Inc.

2. The increase in total shareholders' equity in fiscal 2001 primarily reflects the inclusion of "net unrealized gain on other securities" of ¥152,780 million in this section of the balance sheet, representing a securities valuation adjustment in line with the adoption of a new accounting standard for financial instruments.

(Translation)

2. General Information of the Company (As of March 31, 2002)

Major Lines of Business

Mitsubishi Corporation is engaged in a wide variety of activities on a global scale. Mitsubishi Corporation markets a wide range of products, including information/telecommunications, energy resources, metals, machinery, chemicals and living essentials. Some of its basic functions – information technology, finance, logistics, marketing – enhance the above activities and enable the Company to provide comprehensive solutions to customers. Mitsubishi Corporation also invests actively in energy, natural resources, project development and information technology areas.

Stock Data

Number of shares authorized for issuance	2,500,000,000 shares
Shares of common stock issued	1,567,175,508 shares
Capital	126,608,712,734 yen
Number of shareholders	54,943

(A decrease of 5,662 shareholders compared with the end of the prior fiscal year)

Acquisition, Disposal and Holding of Treasury Stock

(1) Acquisition of Shares		
Common stock	227,784	shares
Total cost of acquisition	215,659,418	yen
(2) Disposal of Shares		
Common stock	148,000	shares
Total value of shares disposed	143,731,000	yen
(3) Holdings at March 31, 2002		
Common stock	83,403	shares

Notes: 1. The number of shares of common stock owned by the Company at March 31, 2001 was 3,619.

2. The above-mentioned shares owned by the Company relate to the purchase of fractions of one trading unit (including fractional shares less than one unit determined by the former Commercial Code of Japan).

(Translation)

Principal Shareholders

Name of Shareholder	Ownership of shares of the Company		The Company's investment position in principal shareholders	
	Thousands of shares	%	Thousands of shares	%
The Tokio Marine and Fire Insurance Company, Limited	95,753	6.11	14,443	0.93
Japan Trustee Services Bank, Ltd. (Trust Account)	86,618	5.53	-	-
Meiji Life Insurance Company	80,552	5.14	-	-
The Mitsubishi Trust and Banking Corporation	73,629	4.70	-	-
The Mitsubishi Trust and Banking Corporation (Trust Account)	61,807	3.94	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	61,543	3.93	-	-
Mitsubishi Heavy Industries, Ltd.	48,920	3.12	26,615	0.79
The Dai-Ichi Kangyo Bank, Limited	41,602	2.65	-	-
UFJ Trust Bank, Limited (Trust Account-A)	33,879	2.16	-	-
Nippon Life Insurance Company	32,573	2.08	-	-

(Figures less than 1,000 shares are rounded down)

Notes: 1. The Company's investment position in principal shareholders is computed based on common stock held, excluding preference shares.

2. In addition to the above, Mitsubishi Corporation holds voting rights of 21,664,000 shares (1.40%) and 26,615,000 shares (0.79%), respectively, of the common stock of The Tokio Marine and Fire Insurance Company, Limited ("The Tokio Marine") and Mitsubishi Heavy Industries, Ltd. under the registered shareholder name of "The Mitsubishi Trust and Banking Corporation—Pension Benefit Trust Account—Mitsubishi Corporation." Furthermore, as a result of The Tokio Marine becoming a wholly owned subsidiary of Millea Holdings, Inc. on April 2, 2002, Mitsubishi Corporation's investment in The Tokio Marine was converted to an investment in Millea Holdings, Inc. based on the ratio under which the share exchange took place.

3. While Mitsubishi Corporation does not hold an equity interest in The Mitsubishi Trust and Banking Corporation and The Bank of Tokyo-Mitsubishi, Ltd., it does own 18,000 shares (0.32%) of the common stock of Mitsubishi Tokyo Financial Group, Inc., the parent company of both banks. Furthermore, Mitsubishi Corporation has voting rights of 16,000 shares (0.29%) of the common stock of Mitsubishi Tokyo Financial Group, Inc. under the registered shareholder name "The Mitsubishi Trust and Banking Corporation—Pension Benefit Trust Account—Mitsubishi Corporation."

4. As a result of the formation of Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. on April 1, 2002 through the corporate split and merger of the The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited and The Industrial Bank of Japan, Limited, The Dai-Ichi Kangyo Bank, Limited's stake in Mitsubishi Corporation was transferred to Mizuho Corporate Bank, Ltd.

While Mitsubishi Corporation does not hold an equity interest in The Dai-Ichi Kangyo Bank, Limited, it does own 11,000 shares (0.13%) of the common stock of Mizuho Holdings, Inc., the bank's parent company.

(Translation)

Major Lenders

Name of Lender	Loans payable	Ownership of shares of the Company by the lender	
	Millions of yen	Thousands of shares	%
Japan Bank for International Cooperation	250,707	-	-
Meiji Life Insurance Company	168,493	80,552	5.14
Sumitomo Life Insurance Company	134,927	15,841	1.01
Nippon Life Insurance Company	120,000	32,573	2.08
The Dai-Ichi Mutual Life Insurance Company	94,000	12,121	0.77
The Yasuda Mutual Life Insurance Company	93,000	-	-
The Taiyo Mutual Life Insurance Company	63,817	10,276	0.66
The Fuji Bank, Limited	48,036	-	-
National Mutual Insurance Federation of Agricultural Cooperatives	47,326	-	-
Shinkin Central Bank	40,000	-	-

(Figures less than ¥1 million and 1,000 shares are rounded down)

Note: As a result of the formation of Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. on April 1, 2002 through the corporate split and merger of the The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited and The Industrial Bank of Japan, Limited, the loans payable to The Fuji Bank, Limited were transferred to Mizuho Corporate Bank, Ltd.

Office Network

Head Office 6-3 , Marunouchi 2-chome, Chiyoda-ku Tokyo 100-8086, Japan

Domestic Network

36 branches, including Sapporo, Sendai, Nagoya, Osaka, Hiroshima, Fukuoka, Niigata, Toyama, Nagano, Shizuoka, Kobe, Okayama, Takamatsu, Nagasaki, Naha

Overseas Office Network

112 offices, including Mitsubishi Corporation European Headquarters (London), Johannesburg Branch, Kuala Lumpur Branch, Singapore Branch, Manila Branch, Moscow Office, Riyadh Branch, Beijing Office, Shanghai Office, New Delhi Liaison Office, Jakarta Representative Office

Note: In addition to the above, Mitsubishi Corporation has 38 subsidiaries around the world, including Mitsubishi International Corporation, with branches and offices in 71 locations overseas.

Status of Work Force

Number of Employees 6,628 (A decrease of 313 employees compared with the end of the prior fiscal year)

Note: In addition to the above, the number of advisors and contract employees was 282, and the number of the staff locally hired by overseas branches and offices and by subsidiaries was 1,311 and 1,865, respectively.

Average age 41 years, 6 months

Average years of service 18 years, 6 months

(Translation)

Status of Major Subsidiaries and Affiliated Companies

(1) Major Subsidiaries and Affiliated Companies

Name of company	Capital	Ownership Percentage	Main business
Mitsubishi International Corporation	Thousands US$428,557	% 100	Trading
Mitsubishi Corporation International N.V.	Thousands EURO 171,816	100	Holding company of European subsidiaries
Mitsubishi Corporation (Hong Kong) Ltd.	Thousands HK$286,000	100	Trading
Mitsubishi Corporation Finance PLC (U.K.)	Thousands US$90,000	100	Financial investment company
JAPAN AUSTRALIA LNG (MIMI) PTY., LTD.	Thousands AUS$369,050	50.00	Development and sales of natural resources (LNG, LPG, condensate and crude oil)
MITSUBISHI DEVELOPMENT PTY., LTD.	Thousands AUS$450,586	100	Mining
Ryoshoku Ltd.	Millions ¥10,630	50.50	Wholesaling of processed food products
Lawson, Inc.	Millions ¥58,507	30.10	Franchise operation of convenience stores

(2) Developments

1. In fiscal 2002, Mitsubishi International Corporation increased its capital by US$27,057 thousand.
2. The currency of Mitsubishi Corporation International N.V.'s capital changed from guilders to euros.
3. In fiscal 2002, MITSUBISHI DEVELOPMENT PTY. LTD. increased its capital by AUS$390,000 thousand. This company was included in the list of major subsidiaries effective from fiscal 2002.
4. In fiscal 2002, Mitsubishi Corporation recorded an impairment loss of equity method goodwill of ¥31.1 billion on a consolidated basis relating to its investment in Lawson, Inc., which is held indirectly through a subsidiary.

(3) Summary of Consolidated Data

	1999	2000	2001	2002
Operating transactions (millions of yen)	13,700,556	13,112,801	13,995,298	13,230,675
Net income (millions of yen)	31,186	26,023	92,105	60,225
Number of consolidated subsidiaries	433	481	510	574
Number of equity method affiliates	181	172	184	206

Note: The figures shown in the above table are based on U.S. GAAPs.

(Translation)

Directors and Corporate Auditors

Name	Present Position
Minoru Makihara	*Chairman of the Board
Mikio Sasaki	*President, CEO
Hironori Aihara	Director
Takeshi Sakurai	*Director
Koji Furukawa	*Director
Naohisa Tonomura	*Director
Yorihiko Kojima	*Director
Kanji Yamaguchi	*Director
Yoshiaki Ishii	*Director
Yukio Masuda	*Director
Susumu Kani	*Director
Takeshi Hashimoto	*Director
Takeru Ishibashi	*Director
Shunichi Inai	*Director
Nobuyuki Masuda	Director (Chairman, Mitsubishi Heavy Industries, Ltd.)
Ichiro Taniguchi	Director (President and CEO, Mitsubishi Electric Corporation)
Tatsuo Arima	Director (Representative of the Government of Japan, Councilor for the Ministry of Foreign Affairs and Professor, Department of Politics, Waseda University)
James E. Brumm	Director (Executive Vice President, Mitsubishi International Corporation)
Yuzo Shinkai	Senior Corporate Auditor (full time)
Tsuneo Wakai	**Corporate Auditor (Counselor, The Bank of Tokyo-Mitsubishi, Ltd.)
Kokei Higuchi	**Corporate Auditor (Chairman, The Tokio Marine and Fire Insurance Company, Limited)
Yoshihiro Ogura	Corporate Auditor (full time)
Manabu Ueno	Corporate Auditor (full time)

Notes: 1. [*] indicates a Representative Director.

2. [**] indicates the fulfillment of the conditions for outside Corporate Auditors as provided for in Paragraph 1, Article 18 of the Law Concerning Special Measures Under the Commercial Code with Respect to Audit, etc., of Corporations (Kabushiki-kaisha).

3. Retirements (As of June 28, 2001)

Hiroshi Kawamura	Executive Vice President	Yasuo Sone	Managing Director
Ichiro Hiwasaki	Managing Director	Yuzo Shinkai	Managing Director
Masayuki Takashima• •	Managing Director	Hiroshi Nemichi	Managing Director
Norio Okada• •	Managing Director	Masaharu Goto• •	Managing Director
Masahiro Abe• •	Managing Director	Motoatsu Sakurai• •	Managing Director
Yukio Ueno• •	Managing Director	Takashi Takeda	Director
Noriaki Sato• •	Director	Hiroshi Sabe• •	Director
Hajime Koga	Director	Yoshiyuki Suga	Senior Corporate Auditor
Toshihiko Iriyama• •	Corporate Auditor		

[•] indicates that they were assigned as Executive Officer on June 28, 2001, accompanying the introduction of the post of Executive Officer.

(Translation)

Executive Officers

Name	Present Position
Mikio Sasaki*	President, CEO
Hironori Aihara*	Senior Executive Vice President (President, Mitsubishi International Corporation)
Takeshi Sakurai*	Senior Executive Vice President (Group CEO, Metals Group)
Koji Furukawa*	Senior Executive Vice President (Chief Financial Officer, Compliance Officer)
Naohisa Tonomura*	Senior Executive Vice President (Group CEO, Machinery Group)
Yorihiko Kojima*	Senior Executive Vice President (Group CEO, New Business Initiative Group, Chief Information Officer)
Kanji Yamaguchi*	Senior Executive Vice President (Group CEO, Living Essentials Group)
Yoshiaki Ishii*	Executive Vice President (General Manager, Kansai Branch)
Masayuki Takashima	Executive Vice President (General Manager, Mitsubishi Corporation European Head Office, Chairman & Managing Director, Mitsubishi Corporation International N.V.)
Yukio Masuda*	Executive Vice President (Group CEO, Energy Business Group)
Norio Okada	Executive Vice President (Group COO, Metals Group)
Susumu Kani*	Executive Vice President (Chief Regional Officer)
Masaharu Goto	Executive Vice President (Group COO, Living Essentials Group)
Takeshi Hashimoto*	Executive Vice President (Group CEO, IT & Electronics Business Group)
Takeru Ishibashi*	Executive Vice President (Group CEO, Chemicals Group)
Shunichi Inai*	Executive Vice President (General Manager, Nagoya Branch)
Masahiro Abe	Executive Vice President (Group COO, Machinery Group)
Motoatsu Sakurai	Executive Vice President (Executive Vice President, Mitsubishi International Corporation)
Yukio Ueno	Executive Vice President (General Manager, Corporate Planning Department)
Hiroshi Sabe	Senior Vice President (Senior Assistant to Group CEO, Metals Group)
Toshihiko Iriyama	Senior Vice President (General Manager, Internal Audit Department)
Yasuhiro Sayama	Senior Vice President (General Manager, Kyushu Branch)
Toru Hada	Senior Vice President (General Manager, Hokkaido Branch)
Hidetoshi Kamezaki	Senior Vice President (President, Mitsubishi Corporation (Taiwan) Ltd.)
Masao Miyamoto	Senior Vice President (Division COO, Motor Vehicle Division, Machinery Group)
Katsutoshi Takeda	Senior Vice President (Resident Managing Director, China, President, Mitsubishi Corporation (China) Investment Co., Ltd.)
Masaki Miyaji	Senior Vice President (General Manager, Corporate Strategy & Research Department, General Manager, Regional Strategy & Coordination Department)
Ichiro Mizuno	Senior Vice President (Group CFO, New Business Initiative Group)
Yutaka Kasahara	Senior Vice President (General Manager, Representative of Mitsubishi Corporation in Jakarta)

(Translation)

Norihisa Nakura	Senior Vice President (Executive Vice President, Mitsubishi International corporation)
Kazuo Tatsumiya	Senior Vice President (Senior Assistant to Group CEO, New Business Initiative Group)
Haruo Matsumoto	Senior Vice President (Division COO, Environment & Project Development Division, Machinery Group)
Masuyuki Annen	Senior Vice President (Division COO, Telecommunication & Broadcasting Division, IT & Electronics Business Group)
Moriji Kanada	Senior Vice President (Division COO, Iron & Steel Division, Metals Group)
Hisanori Yoshimura	Senior Vice President (Division COO, Natural Gas Business Division, Energy Business Group)
Takeshi Inoue	Senior Vice President (Division COO, Foods Products Division, Living Essentials Group)
Yoshihisa Morozumi	Senior Vice President (Division COO, Power & Electrical Systems Division, Machinery Group)
Nobuyasu Kamei	Senior Vice President (President, Mitsubishi International G.m.b.H)
Shunichi Imamiya	Senior Vice President (Division COO, Non-Ferrous Metals Division, Metals Group)
Nobuo Ikeuchi	Senior Vice President (Division COO, Plant Project Division, Machinery Group)
Yoshikuni Kanai	Senior Vice President (Division COO, Petroleum Business Division, Energy Business Group)
Shunichi Nagai	Senior Vice President (Division COO, Commodity Chemicals Division, Chemicals Group)
Tatsuo Sato	Senior Vice President (Division COO, Aerospace Division, IT & Electronics Business Group)
Kazui Kondo	Senior Vice President (Division COO, Foods Commodity Division, Living Essentials Group)
Hiroshi Tanaka	Senior Vice President (Division COO, Textiles Division, Living Essentials Group)

Note: [*] indicates the Directors.

(Translation)

Mitsubishi Corporation
Non-Consolidated Balance Sheets

As of March 31, 2002 and 2001

(Unit : Millions of Yen)

ASSETS	2002	2001(Reference)
Current assets	¥2,658,355	¥3,098,738
Cash and time deposits	169,460	124,491
Trade notes receivable	262,841	314,196
Trade accounts receivable	1,426,432	1,644,940
Short-term investments	64,777	28,720
Inventories	183,949	184,948
Real estate for sale	54,475	56,378
Advance payments to suppliers	178,271	217,896
Accounts receivable-miscellaneous	100,313	83,349
Short-term loans	91,019	334,662
Deferred tax assets- current	37,758	34,563
Other current assets	124,536	110,976
Allowance for doubtful receivables	(35,480)	(36,384)
Fixed assets	2,477,212	2,314,929
Property and equipment	174,836	184,601
Equipment leased to others	1,937	3,936
Buildings and structures	61,789	70,457
Land	74,139	86,283
Construction in progress	31,554	17,741
Other property and equipment	5,416	6,180
Intangible assets	60,475	61,410
Leasehold and others	60,475	61,410
Investments	2,241,899	2,068,918
Investment securities	1,016,223	1,094,030
Capital stock of subsidiaries	582,153	496,588
Investments other than securities	46,654	39,606
Investments in subsidiaries other than capital stock	33,884	21,472
Long-term advances for joint ventures	54,264	63,341
Long-term loans receivable	479,991	310,975
Non-current trade receivables	108,556	104,647
Long-term prepaid expenses	33,201	2,725
Other investments	39,705	42,309
Allowance for doubtful receivables	(152,735)	(106,779)
TOTAL ASSETS	¥5,135,567	¥5,413,667

LIABILITIES	2002	2001(Reference)
Current liabilities	¥2,433,782	¥2,756,246
Trade notes payable	174,929	219,569
Trade accounts payable	1,038,909	1,213,497
Short-term borrowings	201,839	182,544
Commercial paper	479,168	563,000
Current maturities of bonds	70,000	55,000
Accounts payable-miscellaneous	106,940	105,161
Income taxes payable	-	25,074
Accrued expenses	64,304	76,553
Advances from customers	150,565	205,814
Deposit liabilities	47,748	52,013
Other current liabilities	99,375	58,017
Long-term liabilities	1,999,971	1,903,823
Long-term borrowings	1,338,677	1,301,275
Bonds	639,987	550,000
Provision for special repairs	612	633
Long-term deferred tax liabilities	18,475	51,836
Other long-term liabilities	2,218	76
TOTAL LIABILITIES	4,433,753	4,660,069
SHAREHOLDERS' EQUITY		
Capital stock	126,608	126,608
Common stock	126,608	126,608
Legal reserve	167,977	167,977
Capital surplus	136,325	136,325
Retained earnings appropriated for legal reserve	31,652	31,652
Retained earnings	282,543	306,231
Reserve for deferred gain on sales of property	7,439	6,295
Reserve for overseas Investment losses	15,885	15,524
General reserve	270,160	255,460
(Accumulated deficit) or unappropriated retained earnings	(10,942)	28,951
[including net (loss) income for the period]	[(11,011)]	[28,760]
Net unrealized gain on other securities	124,758	152,780
Treasury stock	(74)	-
TOTAL SHAREHOLDERS' EQUITY	701,813	753,598
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	¥5,135,567	¥5,413,667

See notes to financial statements.

(Figures less than ¥ 1 million are rounded down)

(Translation)

Mitsubishi Corporation
Non-Consolidated Statements of Income

Years Ended March 31, 2002 and 2001 (Unit : Millions of Yen)

ORDINARY INCOME	2002		2001(Reference)	
Operating income				
Net sales		¥ 9,562,842		¥ 10,927,418
Cost of sales		(9,379,845)		(10,710,356)
Gross profit		182,997		217,062
Selling, general and administrative expenses		(195,612)		(195,439)
Operating income		(12,614)		21,623
Non-operating income				
Non-operating income		111,651		115,589
Interest income	23,181		30,999	
Dividends	70,098		43,439	
Gain on sales of investment securities	2,591		28,708	
Other income	15,779		12,441	
Non-operating expenses		(34,726)		(56,628)
Interest expenses	(17,525)		(28,533)	
Other expenses	(17,200)		(28,095)	
Ordinary income		64,310		80,583
SPECIAL GAIN & LOSS				
Special gain		41,242		178,269
Gain on sales of investment securities	11,297		115,864	
Gain on sales of fixed assets	3,711		1,107	
Gain on securities contributed to employee retirement benefit trust	26,234		61,297	
Special loss		(131,229)		(232,103)
Loss on sales of investment securities	(4,353)		(48,616)	
Loss on sales of fixed assets	(16,724)		(1,291)	
Write-down of investment securities	(34,501)		(71,793)	
Write-down of property and equipment	-		(142)	
Write-down of golf club memberships	-		(2,932)	
Provision for doubtful receivables from affiliates	(62,288)		(20,735)	
Provision for doubtful receivables related to specific overseas countries	-		(9,153)	
Litigation charge related to graphite electrodes trading	(13,362)		(16,602)	
Provision for accrued pension and severance costs	-		(60,835)	
(Loss) income before income taxes		(25,676)		26,749
Provision for corporate, enterprise and inhabitants taxes		(1,600)		(35,157)
Deferred income taxes		16,265		37,168
Net (loss) income for the period		(11,011)		28,760
Unappropriated retained earnings brought forward		6,337		6,957
Interim dividends		(6,268)		(6,268)
Appropriation for legal reserve		-		(497)
(Accumulated deficit) or unappropriated retained earnings		¥(10,942)		¥28,951

See notes to financial statements. (Figures less than ¥ 1 million are rounded down)

(Translation)

Notes: Significant accounting policies, etc. (For the year ended March 31, 2002)

1. Inventories are stated at the lower of cost or market using the moving average method or specific identification method.

2. Securities are valued as follows:

Trading securities	Accounted for at market value (The cost of securities sold is determined based on the moving-average method)
Held-to-maturity securities	Accounted for at amortized cost.
Securities issued by subsidiaries and affiliates	Accounted for at cost (The cost of securities sold is determined based on the moving-average method)

   Other securities
   - Marketable securities: Accounted for at fair value as determined by the market value at the end of the fiscal year. (Net unrealized gain or loss is recorded in the category of shareholders' equity. Cost is determined based on the moving-average method.)
   - Non-marketable securities: Accounted for at cost, cost being determined based on the moving-average method.

3. The Company, in the normal course of its business, uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange rates, interest rates and commodity prices. In general, the Company recognizes derivative financial instruments as either assets or liabilities, which are measured at fair value. For those derivatives that qualify for hedge accounting, gains or losses on derivatives are deferred until maturity of the hedged transactions.

4. Depreciation of property and equipment is computed under the declining-balance method.
   However, effective from April 1998, newly acquired buildings (excluding fixtures) are depreciated under the straight-line method.
   Intangible fixed assets are amortized under the straight-line method. Development costs of software for internal use, however, are amortized under the straight-line method based on an estimated useful life of 5 years.

5. The allowance for doubtful receivables is stated in amounts considered to be appropriate based on the companies' past credit loss experience and evaluation of potential losses in the receivables outstanding.

6. The Company accounted for liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.
   Unrecognized net actuarial loss is amortized under the straight-line method over the average remaining service period for the employees in service, from the following fiscal year. At the year-end, fair value of plan assets exceeds the amount of project benefit obligation less unrecognized net actuarial loss, and the excess contribution expected to charge to income within one year of ¥19,348 million is included in "Other current assets", and its over one year of ¥30,527 million is included in "Long-term prepaid expenses".

7. All finance leases are accounted for as operating leases, except for those which, under the terms of the lease, the ownership of the leased property is transferred to the lessee.

8. Consumption tax and similar local tax are excluded from income and expenses.

(Supplementary Information)

"Treasury stock (¥2 million in previous fiscal year)" is classified in "SHAREHOLDERS' EQUITY", in the previous fiscal year it was included as an Asset, due to the amendments of the Commercial Code of Japan.

Notes to Non-consolidated Balance Sheet (As of March 31,2002)

1. Due from Subsidiaries : Short-term...........¥ 336,827 million
   : Long-term...........¥ 367,703 million
   Due to Subsidiaries : Short-term...........¥ 120,479 million
   : Long-term...........¥ - million
2. Accumulated Depreciation for Tangible Fixed Assets...........¥ 110,479 million
3. In addition to Fixed Assets shown on the Balance Sheet, the Company uses leased office equipment, including personal computers, extensively.
4. Principal Assets and Liabilities in Foreign Currencies

Trade accounts receivable	¥	199,573	Million (US$	1,426,758	Thousand etc.)
Investment securities & Capital stock of subsidiaries	¥	748,503	Million (US$	1,899,303	Thousand etc.)
Long-term loans	¥	167,450	Million (US$	1,246,142	Thousand etc.)
Trade accounts payable	¥	192,061	Million (US$	1,371,203	Thousand etc.)
Short-term borrowings	¥	40,181	Million (US$	300,297	Thousand etc.)
Long-term borrowings	¥	187,064	Million (US$	1,403,860	Thousand etc.)

5. Assets Pledged as Collateral..¥ 134,470 million
6. Guarantees...¥ 1,062,249 million
   Trade notes discounted and endorsed..................................¥ 79,795 million
7. Litigation
   The company has been named as a defendant in lawsuit in the U.S. by UCAR International, a graphite electrodes manufacturer in connection with the sales and marketing of graphite electrodes. UCAR International is seeking damages in the amount of $406 million U.S. dollars plus interest and other unspecified damages. It is not possible for the company to predict at this time what, if any, liability the company may sustain on account of this action.
8. Under Article 290, Paragraph 1, Sub-paragraph 6 of the Commercial Code of Japan, the application of fair value accounting resulted in an increase in net assets of ¥125,757 million.
9. Granting of Rights under Stock Option Scheme
   A total of 313,000 shares of the Company's common stock are to be granted pursuant to Stock Option Scheme, which was decided on June 29, 2000, at an exercise price of ¥903 per share.
   A total of 1,091,000 shares of the Company's common stock are to be granted pursuant to Stock Option Scheme, which was decided on June 28, 2001, at an exercise price of ¥1,002 per share.
10. Net loss per share for the Period........................... ¥ 7.03
11. "Provision for special repairs" are provided under Article 287-2 of the Commercial Code of Japan.

Notes to Non-consolidated Statement of Income (For the year ended on March 31, 2002)

Transactions with Subsidiaries

Sales...............................	¥	1,294,632 million
Purchases.......................	¥	982,360 million
Other...............................	¥	54,775 million

(Translation)

Mitsubishi Corporation

Proposed Appropriations of Retained Earnings

(Unit : Yen)

Accumulated deficit	¥10,942,046,253
Reversal of reserve for overseas investment losses	436,000,000
Reversal from deferred gain on sales of property	1,717,000,068
Reversal from general reserve	22,700,000,000
Total unappropriated retained earnings	13,910,953,815
APPROPRIATIONS	
Cash dividends : ¥4.0 per share	6,268,368,420
Deferred gains on sales of property	1,279,162,195
Total	7,547,530,615
Unappropriated retained earnings carried forward	¥6,363,423,200

Notes: 1. On December 10, 2001, the Company paid interim dividends of ¥4 per share, amounting to ¥6,268,694,380.

2. Regarding the reserve for overseas investment losses and deferred gains on sales of property, the Company is providing for and reversing reserves in accordance with regulations prescribed by the Special Taxation Measures Law in Japan.

(Translation)

INDEPENDENT AUDITORS' REPORT

May 10, 2002

Mr. Mikio Sasaki
President, Director
Mitsubishi Corporation
(Mitsubishi Shoji Kabushiki Kaisha)

Tohmatsu & Co.

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Masahiro Watanabe

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Toshihiko Matsumiya

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have examined the non-consolidated balance sheet, the non-consolidated statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Mitsubishi Corporation (Mitsubishi Shoji Kabushiki Kaisha) for the fiscal year 2002 from April 1, 2001 to March 31, 2002. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account.

Our examination was made in accordance with auditing standards generally accepted in Japan and was performed based on such auditing procedures as normally required, which include auditing procedures applied to subsidiaries as considered necessary.

As a result of our examination, in our opinion,

(1) The non-consolidated balance sheet and the non-consolidated statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(Translation)

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language and the "Supplementary Schedules" referred to in this report are not included in the attached financial documents.

(Translation)

AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS

Having received from each of the Corporate Auditors the reports concerning the auditing methods and results of the conduct of the directors in the execution of their duties during the Company's fiscal year 2002 (from April 1, 2001 to March 31, 2002), having conferred on such matters and having agreed and resolved unanimously, the Board of Corporate Auditors submits its report as follows:

1. In order to examine the accounts, we received the auditing program from the independent auditor, Tohmatsu & Co., and requested progress reports from time to time or attended auditing sessions, and as a result, we confirm that the auditing method employed by the independent auditor and the results therefrom are appropriate and adequate.

2. In our examination of the performance of duties other than those relating to accounts, according to the auditing program and other guidelines established by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and various other management committees, requested business reports from directors and others from time to time, inspected important documents, inspected the conduct of business and the assets at the head office and main offices, and also requested business reports from subsidiaries when deemed necessary.

   As a result of these activities, we certify that:

   (a) the business report (excluding those parts relating to accounts) presents the Company's situation correctly in accordance with laws and ordinances and the Articles of Incorporation of the Company;
   (b) there is nothing which should be pointed out in light of the Company's asset position or other factors with respect to the proposed appropriations of retained earnings;
   (c) the supplementary schedules (excluding those parts relating to accounts) present correctly all information which should be listed thereon and there is nothing to point out regarding such schedules;
   (d) on the part of the directors, no improper behavior in the conduct of their duties, including those relating to subsidiaries, and no grave instances of violations of either applicable laws and ordinances or the Articles of Incorporation of the Company have been detected.

   With respect to the engagement by a director in transactions competing with the Company, the engagement by a director in transactions with the Company, donations, grants and any other gratuitous payments made by the Company to any person or entity, non-customary transactions with subsidiaries or shareholders of the Company, and the Company's acquisitions and dispositions of its own shares, we inspected relevant documents and made detailed investigations of such transactions as we deemed necessary, in addition to the examination referred to in item 2 above, and we did not find any cases of non-performance of duty by directors with respect to such transactions.

(Translation)

May 14, 2002

Mitsubishi Corporation Board of Corporate Auditors

Yuzo Shinkai
Senior Corporate Auditor
(full-time)

Tsuneo Wakai
Corporate Auditor

Kokei Higuchi
Corporate Auditor

Yoshihiro Ogura
Corporate Auditor (full-time)

Manabu Ueno
Corporate Auditor (full-time)

Note: Messrs. Tsuneo Wakai and Kokei Higuchi, Corporate Auditors, fulfill the conditions for Outside Corporate Auditors as provided for in Paragraph 1, Article 18 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha).

(Translation)

(Reference)

Summary of Consolidated Results (US GAAP)

Consolidated operating transactions for fiscal 2002, ended March 31, 2002, decreased ¥764.6 billion, or 5.5%, to ¥13,230.7 billion, despite growth in the living essentials group due to aggressive M&A transactions by subsidiaries. The result also reflected lower automobile- and non-ferrous metals-related transactions in the machinery and metals groups, respectively.

Gross profit increased ¥30.5 billion, or 5.0%, to ¥643.9 billion, driven higher by strong performances by subsidiaries in the metals group engaged in natural resource development and the consolidation of affiliates, mainly in the machinery group. Holding back results somewhat was lower gross profit in the energy business due to deteriorating market conditions for petroleum and other products.

Selling, general and administrative expenses increased due to higher pension expenses at the parent company and the consolidation of new subsidiaries. The provision for doubtful receivables also rose as Mitsubishi Corporation provided reserves such as for the withdrawal from an unprofitable North American metal-related subsidiary.

As a result, operating income decreased ¥9.9 billion, or 12.7%, to ¥68.2 billion for the year ended March 31, 2002.

In other income (expenses), dividends from investments in natural resources development-related businesses increased. Gain on marketable securities and investments-net decreased ¥51.5 billion in comparison to the previous fiscal year due mainly to the absence of large capital gains on sales of shares in affiliates. The loss on property and equipment-net decreased by ¥16.0 billion due to the absence of large losses recorded in fiscal 2001, when the company conservatively reviewed the value of land and buildings in Japan and overseas.

As a result, income from consolidated operations before income taxes decreased ¥32.3 billion, or 24.5%, to ¥99.6 billion.

Equity in earnings of affiliated companies-net decreased ¥7.8 billion, or 47.4%, to ¥8.6 billion, in comparison to the previous year mainly due to the ¥18.2 billion impairment loss of MC's equity method investment in Lawson, based on the estimated fair value of the investment determined by the Discounted Cash Flow (DCF) method.

Consolidated net income was ¥60.2 billion, down ¥31.9 billion, or 34.6%, from the record level set in fiscal 2001.

(Translation)

Segment Information by Commodities (Mitsubishi Corporation and subsidiaries based on US GAAP)

Year ended March 31, 2002 (Unit: Millions of Yen)

	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating Transactions	163,333	428,435	3,436,847	1,962,462	2,147,173	1,298,371	3,777,821	13,214,442	16,233	13,230,675
Gross profit	30,954	30,095	49,932	106,553	122,829	50,139	239,227	629,729	14,193	643,922
Operating income	(10,076)	8,690	3,898	27,065	23,746	9,903	51,311	114,537	(46,348)	68,189
Net income	(20,290)	8,671	21,717	13,856	12,201	6,545	29,266	71,966	(11,741)	60,225
Segment assets	1,047,290	311,521	834,524	1,211,116	1,950,836	554,036	1,463,152	7,372,475	772,555	8,145,030

Year ended March 31, 2001 (Unit: Millions of Yen)

	New Business Initiative	IT& Electronics Business	Fuels	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating Transactions	147,032	518,340	3,399,796	2,281,360	2,695,665	1,358,082	3,545,589	13,945,864	49,434	13,995,298
Gross profit	28,583	30,513	55,759	92,694	105,727	51,350	235,959	600,585	12,878	613,463
Operating income	(8,807)	5,154	9,692	15,708	22,094	8,450	56,206	108,497	(30,359)	78,138
Net income	(3,912)	64,987	4,272	7,243	4,326	(24,681)	27,964	80,199	11,906	92,105
Segment assets	1,148,379	346,221	741,111	1,083,009	2,061,219	596,924	1,408,208	7,385,071	682,121	8,067,192

Notes:

1. The segment information has been prepared on the basis of accounting principles generally accepted in Japan (Japanese GAAP), and the difference between Japanese GAAP and US GAAP are included in "Eliminations or Unallocated".
2. "Eliminations or Unallocated" also includes income and expense that are not allocated to the individual segments.
3. Unallocated common assets included in the column of "Eliminations or Unallocated" at March 31,2002 and 2001 were ¥1,077,134 million and ¥945,285 million, respectively. The assets mainly consist of cash, time deposits and securities for financial activities
4. Effective from April 1, 2001, "Fuels Group" has been renamed to "Energy Business Group".

Operating Results and Financial Position (Mitsubishi Corporation and subsidiaries based on US GAAP)

	2002	2001	2000	1999
Operating transactions (millions of yen)	13,230,675	13,995,298	13,112,801	13,700,556
Operating income (millions of yen)	68,189	78,138	54,682	28,130
Net income (millions of yen)	60,225	92,105	26,023	31,186
Net income per share (yen)	38.43	58.77	16.61	19.90
Shareholders' equity (millions of yen)	1,028,627	969,359	905,700	949,514
Shareholders' equity per share (yen)	656.36	618.54	577.92	605.88

(Translation)

Mitsubishi Corporation and subsidiaries
Consolidated Balance Sheets (US GAAP)

March 31, 2002 and 2001 (Unit : Millions of Yen)

ASSETS	2002	2001
Current assets:		
Cash and cash equivalents	¥395,227	¥314,880
Time deposits	30,590	56,772
Short-term investments	242,449	243,487
Receivables-trade:		
Notes and loans	483,150	544,249
Accounts	1,870,365	1,856,176
Affiliated companies	253,510	261,462
Allowance for doubtful receivables	(51,070)	(47,444)
Inventories	523,214	526,354
Advance payments to suppliers	133,770	228,807
Other current assets	238,031	127,292
Total current assets	4,119,236	4,112,035
Investments and non-current receivables:		
Investments in and advances to affiliated companies	644,065	643,923
Other investments	1,345,727	1,485,784
Non-current notes, loans and accounts receivable-trade	831,270	861,245
Allowance for doubtful receivables	(117,840)	(106,469)
Total investments and non-current receivables	2,703,222	2,884,483
Property and equipment-at cost less accumulated depreciation	1,025,425	908,145
Other assets	297,147	162,529
Total	¥8,145,030	¥8,067,192

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
Current liabilities:		
Short-term debt	¥681,745	¥1,054,511
Current maturities of long-term debt	417,689	361,621
Payables-trade:		
Notes and acceptances	210,519	279,674
Accounts	1,493,679	1,548,999
Affiliated companies	62,145	50,669
Accrued income taxes	31,928	45,482
Other accrued expenses	109,460	129,186
Advances from customers	99,829	159,160
Other current liabilities	229,304	141,426
Total current liabilities	3,336,298	3,770,728
Long-term debt, less current maturities	3,527,148	3,094,877
Accrued pension and severance liabilities	84,830	87,681
Deferred income taxes	33,735	61,131
Minority interests	134,392	83,416
Shareholders' equity:		
Common stock	126,609	126,609
Capital surplus	179,491	179,491
Retained earnings:		
Appropriated for legal reserve	35,524	35,220
Unappropriated	821,988	774,604
Accumulated other comprehensive income(loss):		
Net unrealized gains on securities available for sale	79,261	122,552
Minimum pension liability adjustments	(78,623)	(65,636)
Foreign currency translation adjustments	(135,623)	(203,481)
Total shareholders' equity	1,028,627	969,359
Total	¥8,145,030	¥8,067,192

(Translation)

Mitsubishi Corporation and subsidiaries

Consolidated Statements of Income (US GAAP)

Year ended March 31, 2002 and 2001 (Unit : Millions of Yen)

	2002	2001
Operating transactions	¥13,230,675	¥13,995,298
Gross profit	643,922	613,463
Gross profit ratio	4.87%	4.38%
Selling, general and administrative expenses	(542,813)	(511,272)
Provision for doubtful receivables	(32,920)	(24,053)
Operating income	68,189	78,138
Other income(expenses):		
Interest expense-net	(11,767)	(11,406)
Dividends	36,348	32,555
Gain on marketable securities and investments-net	34,908	86,372
Loss on property and equipment-net	(8,489)	(24,483)
Litigation charge related to graphite electrodes trading	(13,362)	(16,602)
Other- net	(6,237)	(12,676)
Other income(expenses)- net	31,401	53,760
Income from consolidated operations before income taxes	99,590	131,898
Income taxes:		
Current	(45,542)	(70,942)
Deferred	(333)	19,844
Income from consolidated operations	53,715	80,800
Minority interests in net income	(2,136)	(5,118)
Equity in earnings of affiliated companies-net (less applicable income taxes)	8,646	16,423
Net income	¥60,225	¥92,105

(Translation)

Mitsubishi Corporation and subsidiaries
Statements of Consolidated Cash Flows (US GAAP)

Year ended March 31, 2002 and 2001 (Unit : Millions of Yen)

	2002	2001
I Operating Activities:		
Net income	¥60,225	¥92,105
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	90,433	84,260
Provision for doubtful receivables	32,920	24,053
Gain on marketable securities and investments -net	(34,908)	(86,372)
Loss on property and equipment -net	8,489	24,483
Equity in earnings of affiliated companies, less dividends received	7,867	(5,812)
Deferred income taxes	333	(19,844)
Changes in operating assets and liabilities:		
Short-term trading investments	17,675	(7,716)
Notes and accounts receivable -trade	101,465	(128,913)
Inventories	27,394	(32,116)
Notes, acceptances and accounts payable -trade	(210,700)	25,184
Other accounts payable	493	(108,425)
Other -net	59,965	101,642
Net cash provided by (used in) operating activities	161,651	(37,471)
II Investing activities:		
Expenditures for property and equipment, and other assets	(112,474)	(165,689)
Net decrease in investments	50,840	206,933
Net decrease in loans receivable	66,194	26,869
Net decrease in time deposits	33,497	45,056
Net cash provided by investing activities	38,057	113,169
III Financing activities:		
Net decrease in short-term debt	(228,456)	(136,437)
Net increase (decrease) in long-term debt	111,373	(81,280)
Cash dividends paid	(12,537)	(12,537)
Net cash used in financing activities	(129,620)	(230,254)
IV Effect of exchange rate changes on cash and cash equivalents	10,259	4,279
V Net increase (decrease) in cash and cash equivalents	80,347	(150,277)
VI Cash and cash equivalents, beginning of year	314,880	465,157
VII Cash and cash equivalents, end of year	¥395,227	¥314,880

(Translation)

June 10, 2002

Notice of 2002 Ordinary General Meeting of Shareholders

Dear Shareholders,

This is to notify you that an ordinary general meeting of the shareholders of Mitsubishi Corporation shall be held as described below. Your attendance at the meeting is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights by mail. Please review the Document Relating to Exercise of Voting Rights attached hereto, indicate your approval or disapproval of the items of business on the voting form, affix your seal on the form and return it to us so that it will reach us not later than June 26, 2002.

(1) Date and Time: 10:00 A.M., Thursday, June 27, 2002

(2) Place: Mitsubishi Shoji Building Annex, Company Conference Room (9th Floor), 3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(3) Agenda for the Meeting:

Matters for Reporting

Report on the balance sheet as of March 31, 2002, statement of income for fiscal 2002 (from April 1, 2001 to March 31, 2002) and business report for the same year.

Matters for Resolution

1. *To approve the proposed appropriations of retained earnings for fiscal 2002*
2. *To amend in part the Articles of Incorporation*
3. *To authorize the acquisition of treasury stock*
4. *To elect eleven Directors*
5. *To grant Subscription Rights as stock options*
6. *To grant remuneration to retiring Directors*
7. *To approve the plan to split off business (Kaisha Bunkatsu)*

For further information on the Matters for Reporting, namely the business report, balance sheet and statement of income (pages 1-16) contained in the attached document titled Reports for fiscal 2002, and details of Matters for Resolution, including outlines of Items 2, 3, 5 and 7, please refer to the Document Relating to Exercise of Voting Rights on the following pages.

When you attend the meeting, please bring the enclosed voting form and submit it to the reception desk.

Mikio Sasaki
President & CEO, Director
Mitsubishi Corporation

Note: This is an unofficial translation of the Japanese language original version, and is provided for your convenience only, without any warranty as to its accuracy or as to the completeness of the information. The Japanese original version of the notice is the sole official version.

(Translation)

Document Relating to Exercise of Voting Rights

Total Number of Voting Rights Possessed by All Shareholders 1,558,301 voting rights

Contents of Each Item of Business

1. To Approve the Proposed Appropriations of Retained Earnings for Fiscal 2002

The table below shows the proposed appropriation of retained earnings for fiscal 2002. The Board proposes a dividend of ¥4 per share, the same as in the previous fiscal year. This proposal is made from the perspective of maintaining a stable dividend, despite the net loss for fiscal 2002, which resulted largely from the booking of special losses. The Board also proposes not to pay bonuses to Directors.

Proposed Appropriations of Retained Earnings

(Unit: Yen)

Accumulated deficit	¥10,942,046,253
Reversal of reserve for overseas investment losses	436,000,000
Reversal from deferred gains on sales of property	1,717,000,068
Reversal from general reserve	22,700,000,000
Total unappropriated retained earnings	13,910,953,815
APPROPRIATIONS	
Cash dividends: ¥4.0 per share	6,268,368,420
Deferred gains on sales of property	1,279,162,195
Total	7,547,530,615
Unappropriated retained earnings carried forward	¥6,363,423,200

Notes: 1. On December 10, 2001, the Company paid interim dividends of ¥4 per share, amounting to ¥6,268,694,380.

2. Regarding the reserve for overseas investment losses and deferred gains on sales of property, the Company is providing for and reversing reserves in accordance with regulations prescribed by the Special Taxation Measures Law in Japan.

(Translation)

2. To Amend in part the Articles of Incorporation

Pursuant to the "Law concerning Partial Amendment to the Commercial Code of Japan, etc. (No. 79, 2001)" and "Law concerning Partial Amendment to the Commercial Code of Japan (No.128, 2001)", the Board proposes partially amending the Articles of Incorporation, as follows.

The table below shows the specific changes (underlined) and reasons for the amendments.

Present Articles of Incorporation	*Proposed Amendments*	*Reason for Amendment*
ARTICLE VI (Amount of Each Share having Par Value and the Number of Shares constituting One Unit)	**ARTICLE VI (Number of shares constituting One Unit and non-issuance of share certificates indicating fractions of One Unit)**	
The amount of each share having par value to be issued by the Company shall be fifty yen (¥50).	(deleted)	To amend following the abolition of par-value shares and the Unit Stock (*Tanikabu*) and the introduction of Unit Stock (*Tangenkabu*)
The number of shares which will constitute one unit of the shares of the Company ("Unit Stock") shall be one thousand (1,000) shares.	The number of shares which will constitute one unit of the shares of the Company shall be one thousand (1,000) shares.	
(New Provision)	The Company shall not issue share certificates indicating a number of shares less than one unit (hereinafter "Fractional Shares less than One Unit of Stock"), unless the Company deems such issuance necessary.	
ARTICLE VIII (Transfer Agent)	**ARTICLE VIII (Transfer Agent)**	
The Company shall have a transfer agent with respect to its shares.	The Company shall have a transfer agent with respect to its shares.	
The transfer agent and its office at which the Company shares are handled shall be determined by the Board of Directors, and shall be announced by public notice.	The transfer agent and its office at which the Company shares are handled shall be determined by the Board of Directors, and shall be announced by public notice.	
The register of shareholders (herein including the register of beneficial shareholders) of the Company shall be placed at the share handling office of the transfer agent, and the handling of shares, including the entry of a transfer in the register of shareholders, the entry in the register of beneficial shareholders and the purchase by the Company of fractional shares of less than one Unit Stock, shall be carried out by the transfer agent, not by the Company.	The register of shareholders (herein including the register of beneficial shareholders) of the Company shall be placed at the share handling office of the transfer agent, and the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the purchase by the Company of fractional shares of less than one Unit Stock, shall be carried out by the transfer agent, not by the Company.	To amend following the introduction of Unit Stock (*Tangenkabu*) and the computerization of the register of shareholders.

(Translation)

Present Articles of Incorporation	*Proposed Amendments*	*Reason for Amendment*
ARTICLE IX (Handling of Shares) The procedures and the fees in connection with the handling of shares, including the entry of a transfer in the register of shareholders, the entry in the register of beneficial shareholders and the purchase by the Company of fractional shares of less than one Unit Stock, shall be decided by the Board of Directors taking into consideration general practices.	**ARTICLE IX (Handling of Shares)** The procedures and the fees in connection with the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the purchase by the Company of fractional shares of less than one Unit Stock, shall be decided by the Board of Directors taking into consideration general practices.	To amend following the introduction of the Unit Stock (*Tangenkabu*) and the computerization of the register of shareholders.
ARTICLE X (Record Date) The Company shall deem any shareholder (herein including beneficial shareholder) entered in the register of shareholder as of the close of business on the last day of each business term to be a shareholder who is entitled to exercise his rights as a shareholder at the ordinary general meeting of shareholders concerning the closing of accounts for such business term. Unless otherwise provided for in the preceding paragraph or elsewhere in the Articles of Incorporation, the Company may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, deem any shareholder or pledgee entered in the register of shareholders as of the close of business on a specified date to be a shareholder or pledgee who is entitled to exercise his rights as a shareholder or pledgee.	**ARTICLE X (Record Date)** The Company shall deem any shareholder (herein including beneficial shareholder) entered or recorded in the register of shareholder as of the close of business on the last day of each business term to be a shareholder who is entitled to exercise his rights as a shareholder at the ordinary general meeting of shareholders concerning the closing of accounts for such business term. Unless otherwise provided for in the preceding paragraph or elsewhere in the Articles of Incorporation, the Company may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, deem any shareholder or pledgee entered or recorded in the register of shareholders as of the close of business on a specified date to be a shareholder or pledgee who is entitled to exercise his rights as a shareholder or pledgee.	To amend following the computerization of the register of shareholders.
ARTICLE XI (Acquiring and Retiring Issued and Outstanding Shares) The Company may by resolution of the Board of Directors acquire and retire issued and outstanding shares up to a maximum of 150,000,000 shares, when the Company determines necessary, especially taking the economic circumstances, the affairs of the Company, asset position or other factors into consideration.	(deleted)	To delete this Article pursuant to the abolition of the "Law concerning Exceptions to Stock Cancellation".

(Translation)

Present Articles of Incorporation	*Proposed Amendments*	*Reason for Amendment*

(Translation)

ARTICLE XII (Grant of New Share Subscription Right) The Company may grant the right to subscribe for new shares to Directors, Executive Officers or employees, which means such rights granted pursuant to the provisions of Article 280-19 of the Commercial Code of Japan.	(deleted)	To delete this Article pursuant to the abolition of stock subscription rights stipulated in Article 280-19 of the former Commercial Code of Japan.
ARTICLE XIII ~ **ARTICLE XVI** (omitted)	**ARTICLE XI** ~ **ARTICLE XIV** (Same as present XIII to XVI)	
ARTICLE XVII (Election of Directors) Directors shall be elected at a general meeting of shareholders. With respect to the resolutions for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of issued and outstanding shares shall be required. The resolutions for the election of Directors shall not be conducted by cumulative voting.	**ARTICLE XV (Election of Directors)** Directors shall be elected at a general meeting of shareholders. With respect to the resolutions for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shall be required. The resolutions for the election of Directors shall not be conducted by cumulative voting.	To amend this Article to reflect a change in requirements for electing Directors from the number of shares to the number of voting rights.
ARTICLE XVIII ~ **ARTICLE XXII** (omitted)	**ARTICLE XVI** ~ **ARTICLE XX** (Same as present XVIII to XXII)	
ARTICLE XXIII (Election of Corporate Auditors) Corporate Auditors shall be elected at a general meeting of shareholders. With respect to the resolution for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of issued and outstanding shares shall be required.	**ARTICLE XXI (Election of Corporate Auditors)** Corporate Auditors shall be elected at a general meeting of shareholders. With respect to the resolution for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shall be required.	To amend this Article to reflect a change in requirements for electing Corporate Auditors from the number of shares to the number of voting rights.
ARTICLE XXIV ~ **ARTICLE XXVIII** (omitted)	**ARTICLE XXII** ~ **ARTICLE XXVI** (Same as present XXIV to XXVIII)	
Present Articles of Incorporation	***Proposed Amendments***	***Reason for Amendment***

(Translation)

ARTICLE XXIX (Dividends) Dividends on shares for each business term shall be distributed to those shareholders or pledgees who are entered in the register of shareholders as of the close of business on the last day of each business term.	**ARTICLE XXVII (Dividends)** Dividends on shares for each business term shall be distributed to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on the last day of each business term.	To amend following the computerization of the register of shareholders.
ARTICLE XXX (Interim Dividends) The Company may, by resolution of the Board of Directors, pay interim dividends, which mean the cash distributed pursuant to the provisions of Article 293-5 of the Commercial Code of Japan (hereinafter called "interim dividends"), to those shareholders or pledgees who are entered in the register of shareholders as of the close of business on September 30 of each year.	**ARTICLE XXVIII (Interim Dividends)** The Company may, by resolution of the Board of Directors, pay interim dividends, which mean the cash distributed pursuant to the provisions of Article 293-5 of the Commercial Code of Japan (hereinafter called "interim dividends"), to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on September 30 of each year.	
ARTICLE XXXI (Convertible Debentures and Notes with Equity Warrants) With respect to the shares which are converted from convertible debentures issued by the Company, conversion shall be deemed to have been effected on April 1, if the request for conversion is made during the period from April 1 to September 30, or on October 1, if such request is made during the period from October 1 to March 31 of the following year, and the first dividends or interim dividends on such shares shall be paid accordingly. With respect to the shares which are issued upon exercise of equity warrants which is attached to notes, the treatment thereof shall be the same as in the preceding paragraph.	(deleted)	To delete this Article due to the introduction of Subscription Rights (*Shinkabu-Yoyaku-Ken*), and to the abolition of provisions concerning convertible debentures and notes with equity warrants from the Commercial Code of Japan. In addition, in case new shares are to be issued by the exercise of Subscription Rights, the initial date for calculating dividends shall be decided by the Board of Directors.
ARTICLE XXXII (omitted)	**ARTICLE XXIX** (Same as present XXXII)	

3. *To Authorize the Acquisition of Treasury Stock*

To give management greater flexibility, the Board asks for approval to acquire up to 100 million shares of common stock totaling no more than ¥100 billion by the close of the ordinary general meeting of shareholders in 2003.

4. To Elect Eleven Directors

The term of office of Directors Minoru Makihara, Mikio Sasaki, Hironori Aihara, Takeshi Sakurai, Koji Furukawa, Naohisa Tonomura, Kanji Yamaguchi, Yukio Masuda, Susumu Kani and Ichiro Taniguchi shall expire at the close of this ordinary general meeting of the shareholders.

At the same time, Messrs. Yoshiaki Ishii and James E. Brumm shall resign from office.

Accordingly, the Board proposes the election of eleven Directors. The nominees for Director are as follows.

No.	*Name of Nominee for Director (Birth date)*	*Job History and Representation of Other Companies*	*Number of Shares Owned*
1	**Minoru Makihara** (Jan. 12, 1930)	Mar.1956 Joined Mitsubishi Corporation (MC) Jun. 1986 Director, Executive Vice President, Director, Mitsubishi International Corporation (MIC) Jun. 1987 Director, President, Director, MIC Jun. 1988 Managing Director, President, Director, MIC Jun. 1990 Senior Managing Director, President, Director, MIC Oct. 1990 Resident Senior Managing Director for the Americas Jun. 1992 President, Director Apr. 1998 Director, Chairman of the Board (Present Position)	36,300
2	**Mikio Sasaki** (Oct. 8, 1937)	Apr. 1960 Joined MC Jun. 1992 Director, Executive Vice President, Director, MIC Apr. 1993 Director, President, Director, MIC Jun. 1994 Managing Director, President, Director, MIC Jun. 1995 Managing Director, Administration Apr. 1996 Managing Director, Administration [A] Apr. 1998 Director, President and CEO (Present Position) [Representation of Other Companies] JAPAN AUSTRALIA LNG (MIMI) PTY.LTD. Managing Director	35,064

No.	*Name of Nominee for*	*Job History and Representation of Other Companies*	*Number*

(Translation)

No.	Name of Nominee for Director (Birth date)	Job History and Representation of Other Companies	Number of Shares Owned
3	**Hironori Aihara** (Jun. 17, 1938)	Apr. 1962 Joined MC Jun. 1992 Director, General Manager, Aerospace Division Jun. 1994 Managing Director, Information Systems & Services Apr. 1996 Managing Director, Information Systems & Services Apr. 1998 Executive Vice President, Director, Information Systems & Services Apr. 1999 Executive Vice President, Director, Group CEO, Information Systems & Services Mar. 2000 Executive Vice President, Director, President, Director, MIC Jun. 2001 Member of the Board, Senior Executive Vice President, President, Director, MIC [Representation of Other Companies] Mitsubishi International Corporation President, Director	10,000
4	**Koji Furukawa** (Apr. 26, 1938)	Apr. 1962 Joined MC Jun. 1992 Director, Senior Assistant to Managing Director, Planning and Coordination, General Manager, Corporate Communications Dept. Mar. 1993 Director, General Manager, Personnel Dept. Jun. 1995 Managing Director, General Manager, Nagoya Branch Apr. 1999 Executive Vice President, Director, Chief Administrative Officer, Chief Financial Officer (CFO) Apr. 2000 Executive Vice President, Director, Group CEO, Professional Services Jun. 2001 Member of the Board, Senior Executive Vice President, CFO, Group CEO, Professional Services Group Oct. 2001 Member of the Board, Senior Executive Vice President, CFO, Compliance Officer (Present Position) [Representation of Other Companies] Mitsubishi Shoji & Sun Co., Ltd. Chairman	20,146
5	**Naohisa Tonomura** (Nov. 23, 1938)	Apr. 1964 Joined MC Jun. 1994 Director, General Manager, Representative of Mitsubishi Corporation in Jakarta Jul. 1995 Director, Senior Assistant to Managing Director, Machinery Apr. 1996 Managing Director, Machinery Apr. 1998 Managing Director, Machinery Apr. 1999 Managing Director, Group CEO, Machinery Apr. 2000 Executive Vice President, Director, Group CEO, Machinery Jun. 2001 Member of the Board, Senior Executive Vice President, Group CEO, Machinery Group (Present Position)	25,000

No.	Name of Nominee for Director (Birth date)	Job History and Representation of Other Companies	Number of Shares Owned
6	**Kanji Yamaguchi** (Sep. 25, 1938)	Apr. 1962 Joined MC Jun. 1994 Director, General Manager, Foods (Fresh & Frozen) Division Apr. 1995 Director, Foods (Products) Division Apr. 1996 Director, Foods Apr. 1997 Director, Foods and General Merchandise Jun. 1997 Director, General Merchandise Apr. 1998 Managing Director, Living Essentials Apr. 1999 Managing Director, Group CEO, Living Essentials Apr. 2001 Executive Vice President, Director, Group CEO, Living Essentials Jun. 2001 Member of the Board, Senior Executive Vice President, Group CEO, Living Essentials Group (Present Position)	22,379
7	**Yukio Masuda** (Mar. 22, 1941)	Apr. 1964 Joined MC Jun. 1996 Director, General Manager, Fuels Division A Jul. 1997 Director, Senior Assistant to Senior Managing Director, Fuels Apr. 1999 Managing Director, Group EVP, Fuels Apr. 2000 Managing Director, Group CEO, Fuels Apr. 2001 Managing Director, Group CEO, Energy Business Jun. 2001 Member of the Board, Executive Vice President, Group CEO, Energy Business Group Apr. 2002 Member of the Board, Senior Executive Vice President, Group CEO, Energy Business Group (Present Position) [Representation of Other Companies] MEC Holdings Co., Ltd. President, Director	16,732
8	**Susumu Kani** (Nov. 2, 1941)	Apr. 1964 Joined MC Jun. 1996 Director, Senior Assistant to Managing Director, Administration [A] Apr. 1997 Director, Logistics Apr. 1999 Director, Division COO, Logistics Services Division Apr. 2000 Managing Director, Group EVP, New Business Initiative, Division COO, Logistics Services Division Jul. 2000 Managing Director, Group EVP, New Business Initiative Apr. 2001 Managing Director, Chief Regional Officer (CRO) Jun. 2001 Member of the Board, Executive Vice President, CRO Oct. 2001 Member of the Board, Executive Vice President, CRO Jun. 2002 Member of the Board, Executive Vice President, General Manager, Kansai Branch (Present Position)	24,000

(Translation)

	Director (Birth date)		of Shares Owned
9	**Ichiro Taniguchi** (Dec. 8, 1936)	Apr. 1959 Joined Mitsubishi Electric Corporation Jun. 1991 Director, Mitsubishi Electric Corporation Successively held the post of Senior Corporate Vice President, Member of the Board and Executive Vice President, Member of the Board, Jun. 1998 President & CEO, Director, Mitsubishi Electric Corporation Apr. 2002 Chairman, Mitsubishi Electric Corporation (Present Position) Jun. 1998 Director, MC (Present Position) [Representation of Other Companies] Mitsubishi Electric Corporation Chairman	3,000
10	**Masayuki Takashima** (May 15, 1940)	Apr. 1964 Joined MC Jun. 1995 Director, General Manager, Project Development & Construction Division Apr. 1997 Managing Director, Machinery Apr. 1999 Managing Director, Group EVP, Machinery May 2001 Managing Director, General Manager, Mitsubishi Corporation European Head Office, Chairman & Managing Director, Mitsubishi Corporation International N.V. Jun. 2001 Retirement from the post of Director Executive Vice President, General Manager, Mitsubishi Corporation European Head Office, Chairman & Managing Director, Mitsubishi Corporation International N.V. Apr. 2002 Senior Executive Vice President, General Manager, Mitsubishi Corporation European Head Office, Chairman & Managing Director, Mitsubishi Corporation International N.V. Jun. 2002 Senior Executive Vice President, Group CEO, Metals Group (Present Position)	13,006
11	**Hidetoshi Kamezaki** (Apr. 1, 1943)	Apr. 1966 Joined MC Successively held the post of General Manager, Regional Coordination Dept. B (Asia & Oceania), General Manager, International Coordination Dept. A (Americas, Europe, CIS, Middle East & Africa), General Manager, Planning & Coordination Dept., Executive Vice President, Director, MIC and President, Mitsubishi Corporation (Taiwan) Ltd., Jun. 2001 Senior Vice President, President, Mitsubishi Corporation (Taiwan) Ltd. Apr. 2002 Executive Vice President, President, Mitsubishi Corporation (Taiwan) Ltd. Jun. 2002 Executive Vice President, CRO (Present Position)	11,000

Notes: 1. In accordance with the Articles of Incorporation, the election of Directors shall not be conducted by cumulative voting.

2. Mr. Ichiro Taniguchi fulfills the condition for outside directors as provided in Article 188, Paragraph 2, Item 7-2, of the Commercial Code of Japan.

(Translation)

5. To Grant Subscription Rights as Stock Options

The Board proposes that the Subscription Rights (*Shinkabu-Yoyaku-Ken*) shall be granted to Directors, Executive Officers and certain other senior employees (hereinafter " Eligible Persons") as stock options in the following manner:

1. Purpose of Issuing Subscription Rights on Advantageous terms

The Company intends to issue subscription rights, as outlined below, to Eligible Persons to provide further incentive and motivation to improve the company's performance.

2. Matters Pertaining to the Issuance of Subscription Rights

(1) Class and Number of Shares to be Issued for the Purpose of Issuing Subscription Rights

Up to 1,204,000 shares of the Company's common stock

(2) Total number of subscription rights to be issued

Up to 1,204. The number of shares to be issued per subscription right (hereinafter " Number of Shares Granted") shall be 1,000.

(3) Issue Price of Subscription Rights

Issued in gratitude.

(4) Total Payment due upon Exercise of Subscription Rights

Total payment due upon exercising subscription rights shall be determined by multiplying the price paid per share issued or transferred due to the exercise of subscription rights (hereinafter "Exercise Price") by the Number of Shares Granted. The Exercise Price shall be the average of daily closing price, excluding non-trading days, of the Company's common stock ordinarily traded on the Tokyo Stock Exchange during the month prior to the issue date of the subscription rights (hereinafter "Issue Date"). Any fraction shall be rounded up to the nearest Yen. If the Exercise Price falls below the closing price quoted on the Issue Date, the latter shall be the deemed Exercise Price.

(5) Exercise Period

From June 28, 2004 through June 27, 2012

(6) Other Conditions for Exercise of Subscription Rights

Each subscription right may not be partially exercised

(7) Reasons and Conditions for Canceling Subscription Rights

The Company shall, at any time, be permitted to acquire and cancel subscription rights without compensation.

(8) Limitations on Transfer of Subscription Rights

The approval of the Board of Directors is required to transfer subscription rights.

(9) Adjustments to the Number of Shares Granted and Exercise Price

- In the event that the Company splits or consolidates its common stock, the Number of Shares Granted and Exercise Price shall be adjusted proportionately based on the stock split or consolidation ratio. Fractions of a share resulting from this adjustment shall be discarded, and fractions of a Yen shall be rounded up to the nearest Yen.
- When, for unavoidable reasons, it is necessary to adjust the Number of Shares

Granted and Exercise Price, such as in the event that the Company reduces its capital, merges or is split up, the Company reserves the right to adjust the Number of Shares Granted and Exercise Price within reasonable limits.

- In the event that the Company issues new shares or disposes of its own shares at a price below the market price (excluding subscription rights relating to treasury or warrant stock options and the exercise of subscription rights in accordance with the former Commercial Code of Japan), the Exercise Price shall be adjusted in accordance with the following formula. Fractions of a Yen resulting from this adjustment shall be rounded up to the nearest Yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly-issued shares} \times \text{Paid-in price per new share}}{\text{Market price}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

Note: In the above formula, "Number of shares already issued" shall be defined as the number of shares of common stock issued and outstanding less than the number of shares held in treasury. In the event that the Company disposes of its own shares, "Number of newly issued shares" shall be read as "Treasury stock disposed".

3. Subscription Rights Agreement

The number of subscription rights allotted to Eligible Persons, the Issue Date, conditions as to an Eligible Person losing his/her position or dying, and other conditions connected with the allotment of subscription rights shall be stipulated in a subscription rights agreement signed by the Company and Eligible Persons based on resolutions of the general meeting of shareholders and Board of Directors.

(Translation)

6. To Grant Remuneration to Retiring Directors

Mr. Takeshi Sakurai, whose term expires at the close of this ordinary general meeting of shareholders, shall retire from the post of Director.

At the same time, Messrs. Yoshiaki Ishii and James E. Brumm shall resign from office.

Accordingly, the Board proposes that retirement remuneration shall be granted to the retiring and resigning Directors in accordance with the rules and customs of the Company.

The Board also proposes that the determination of the amount, timing and manner of granting of such remuneration shall be left to the discretion of the Board.

The job histories of retiring and resigning Directors are as follows.

Name	*Job History*	
Takeshi Sakurai	Apr. 1960	Joined MC
	Jun. 1992	Director, General Manager, Industrial Machinery Division
	Jul. 1993	Director, Senior Assistant to Executive Vice President, Machinery
	Jun. 1994	Managing Director, Machinery
	May 1997	Managing Director, Metals
	Apr. 1998	Senior Managing Director, Metals, General Manager, Metals & Products Division
	Apr. 1999	Executive Vice President, Director, Group CEO, Metals
	Jun. 2001	Member of the Board, Senior Executive Vice President, Group CEO, Metals Group
	Jun. 2002	Member of the Board, Senior Executive Vice President (Present Position)
Yoshiaki Ishii	Apr. 1963	Joined MC
	Jun. 1995	Director, Chairman & Managing Director, Mitsubishi Corporation (Hong Kong) Ltd.
	Apr. 1997	Managing Director, Chairman & Managing Director, Mitsubishi Corporation (Hong Kong) Ltd.
	May 1997	Managing Director, Resident Managing Director, China, President, Director, Mitsubishi Corporation China Investment Co., Ltd.
	Apr. 1999	Managing Director, Group EVP, Information Systems & Services
	Apr. 2000	Managing Director, General Manager, Kansai Branch
	Jun. 2001	Member of the Board, Executive Vice President, General Manager, Kansai Branch
	Jun. 2002	Member of the Board, Executive Vice President (Present Position)
James E. Brumm	Sep. 1977	Joined Mitsubishi International Corporation (MIC)
	Jul. 1982	Director, MIC
	Jul. 1991	Executive Vice President, Director, MIC (Present Position)
	Jun. 1995	Director, MC (Present Position)

(Translation)

7. To Approve the Plan to Split Off Business (Kaisha-Bunkatsu)

The Board proposes the plan to be approved that Mitsubishi Corporation and Nissho Iwai Corporation will separate their respective steel products businesses, consolidating them under a newly established company that will carry on the operations, as follows.

1. Purpose of Separation

It is imperative that Mitsubishi Corporation strengthens its competitiveness in terms of cost, functions and services to both steel mills and customers, in order to raise the profitability of the steel products operations. Mitsubishi Corporation recognizes that to achieve this, it must cut indirect expenses, establish and expand an optimal distribution network, further improve administrative efficiency by employing IT in the ordering process, and upgrade services.

Nissho Iwai Corporation not only shares this conviction but is also a perfect fit for Mitsubishi Corporation in other ways. Nissho Iwai Corporation has considerable expertise in the steel products field built up over many years and has carved out a unique position in the industry with a customer base different from that of Mitsubishi Corporation.

Mitsubishi Corporation and Nissho Iwai Corporation will thus complement each other. The consolidation of the two parties' operations is intended to promote greater efficiency through integration of overlapping bases both in Japan and overseas, rationalization of peripheral divisions and expansion of scale. In addition, it will yield a more diversified operating base.

The outline of the New Company is as follows;

Name of the New Company:	**Metal One Corporation**
Capital:	**100,000,000,000 yen**
Ownership Percentage:	**Mitsubishi Corporation- 60%**
	Nissho Iwai Corporation- 40%
Date of Establishment:	**January 2003**
Location of Head Office:	**Minato-ku, Tokyo, Japan**
Scale:	**Consolidated total assets- approx. ¥ 1 trillion**
	Consolidated sales- approx. ¥ 2.1 trillion
Employees:	**Approx. 750**
Directors:	**5 (including 3 non-full time members)**
Corporate Auditors:	**3 (including 2 non-full time members)**
Independent Auditor:	**Tohmatsu & Co.**

2. Joint Division Plan

<u>Joint Division Plan</u>

This joint division plan (hereinafter referred to as "This Plan") of Mitsubishi Corporation (hereinafter referred to as "Mitsubishi") and Nissho Iwai Corporation (hereinafter referred to as "Nissho Iwai") shall stipulate details of the transfer of their respective operations

concerned (to be defined in Article 1 herein) to a new company to be jointly established by them (hereinafter, "New Company") through This Case of Division (to be defined in Article 1 herein below).

Article 1 (This Case of Division)

1. Mitsubishi shall transfer the steel product operation run by its Metals Group (hereinafter, "Mitsubishi's Operation") to New Company, under the separation-type new establishment/division.
2. Nissho Iwai shall transfer the steel operation run by its metal company (hereinafter, "Nissho Iwai's Operation"; and "Mitsubishi's Operation" and "Nissho Iwai's Operation" shall be collectively referred to as "Operations") to New Company, under the separation-type new establishment/division.
3. The new establishment/division in Paragraph 1 in this Article, and that in Paragraph 2 in this Article (collectively referred to as "This Case of Division"), shall be implemented under the separation-type joint new establishment/division.

Article 2 (Provisions of the Articles of Incorporation for New Company)

Provisions of the Articles of Incorporation for New Company shall be shown as attached.

- The Articles of Incorporation is provided on pages 20 to 23 (pages 19 to 22 of English translation version).

Article 3 (Kinds, Number, Allotment, and the Like of Shares to Be Issued in This Case of Division)

1. New Company shall issue 2 million common shares on the occasion of This Case of Division, allotting 1,200,000 shares to Mitsubishi and 800,000 shares to Nissho Iwai, respectively.
   The total number of shares that can be issued by New Company (the number of authorized shares) shall be 5 million shares.
2. When the division occurs, no money would be distributed from New Company to Mitsubishi or Nissho Iwai.

Article 4 (Matters Related to Paid-in Capital and Capital Reserve of New Company)

The amounts of paid-in capital and capital reserve of New Company shall be as shown below. Considering the status of assets at the time of division (hereinafter, "Date of Division"), however, both parties hereto may change these amounts, after consultation with each other.

(1) Paid-in capital: ¥100 billion

(2) Capital reserve: The surplus amount stipulated in the Commercial Code, Article 288-2, Paragraph 1, Item 3-2; namely, the amount derived by subtracting the amount of liabilities that New Company will receive from Mitsubishi and Nissho Iwai and the paid-in capital amount, provided for in the preceding item, from the amount of total assets that New Company will receive from Mitsubishi and Nissho Iwai.

Article 5 (Matters of Rights and Obligations to Be Received from Mitsubishi)

1. The rights and obligations to be received by New Company from Mitsubishi in This Case of Division shall be the following assets belonging to Mitsubishi's Operation, based on

Mitsubishi's balance sheet and other calculations as of March 31, 2002, with adjustments made in connection with increase/decrease occurring before the Date of Division (hereinafter, "Mitsubishi's Assets Concerned"), liabilities (hereinafter, "Mitsubishi's Liabilities Concerned"), rights/obligations related to them, status on the agreements (hereinafter, "Mitsubishi's Agreements Concerned"), and other rights/obligations. All rights and obligations that will arise to Mitsubishi's Operation during the period from the formulation of This Plan to the day before the Date of Division, barring those otherwise agreed upon by the two parties hereto, shall be received by New Company.

The transfer of rights and obligations, which requires the authorization, permission, approval, and the like of the government agency or other parties concerned, shall be effected only if the said authorization, permission, approval, and the like are obtained.

(1) Mitsubishi's Assets Concerned

Of Mitsubishi's Operation as of the Date of Division, all assets belonging to the Domestic Steel Division, Overseas Steel Division, Stainless Steel Division, Automobile Steel Material Division, Steel Business Control Department, and domestic and branch offices of these divisions/department.

(2) Mitsubishi's Liabilities Concerned

Of Mitsubishi's Operation, all liabilities belonging to the Domestic Steel Division, Overseas Steel Division, Stainless Steel Division, Automobile Steel Material Division, Steel Business Control Department, and domestic and branch offices of these divisions/department.

(3) Mitsubishi's Agreements Concerned ((4) shall apply regarding employment agreements to be transferred, among these Agreements)

Positions in the agreements of Mitsubishi's Operation as of the Date of Division, as defined in This Plan, Article 5, Paragraph (1), and all of rights and obligations based on said agreements.

(4) Employment agreements among Mitsubishi's Agreements Concerned

- Mitsubishi's employment agreements with its employees shall not be transferred to New Company.
- Regarding principal members of Mitsubishi's Operation, those less than 50 years of age shall be tentatively transferred to New Company, in principle, while those at or above age 50 shall be permanently transferred to New Company, based on the condition that individual consent is obtained.
- Subordinate members of Mitsubishi's Operation shall be tentatively transferred to New Company, in principle.

(5) Authorization/permission concerned of Mitsubishi

Of all authorizations, permissions, approvals, registrations, filing, etc., received and owned by Mitsubishi with regard to its Operation as of the Date of Division, those that can be transferred legally.

2. All liabilities, debts, and other obligations that New Company will receive from Mitsubishi through This Case of Division shall be based on the method of undertaking liabilities, with the liabilities existing in parallel. Accordingly, their creditors may demand fulfillment of obligations of not only New Company but also Mitsubishi, the joint debtor, on and after the Date of Division.

3. If Mitsubishi bears the burden of liabilities/debts that New Company shall receive from

Mitsubishi with the liabilities existing in parallel, based on This Plan, Mitsubishi may request reimbursement of the total amount of the said liabilities from New Company.

Article 6 (Matters of Rights and Obligations Received from Nissho Iwai)

1. The rights and obligations to be received by New Company from Nissho Iwai in This Case of Division shall be the following assets belonging to Nissho Iwai's Operation, based on the Nissho Iwai's balance sheet and other calculations as of March 31, 2002, with adjustments made in connection with increase/decrease occurring before the Date of Division (hereinafter, "Nissho Iwai's Assets Concerned"), liabilities (hereinafter, "Nissho Iwai's Liabilities Concerned"), rights/obligations related to them, status on the agreements (hereinafter, "Nissho Iwai's Agreements Concerned"), and other rights/obligations. All rights and obligations that will arise to Nissho Iwai's Operation during the period from the formulation of This Plan to the day before the Date of Division, barring those otherwise agreed upon by the two parties hereto, shall be received by New Company.
   The transfer of rights and obligations, which requires the authorization, permission, approval, and the like of the government agency or other parties concerned, shall be effected only if said authorization, permission, approval, and the like are obtained.
   (1) Nissho Iwai's Assets Concerned
   All assets belonging to Nissho Iwai's Operation as of the Date of Division.
   (2) Nissho Iwai's Liabilities Concerned
   All liabilities belonging to Nissho Iwai's Liabilities as of the Date of Division.
   (3) Nissho Iwai's Agreements Concerned ((4) shall apply regarding employment agreements to be transferred, among these Agreements)
   Positions in the agreements of Nissho Iwai's Operation and all of rights and obligations based on these agreements.
   (4) Employment agreements among Nissho Iwai's Agreements Concerned
   • Nissho Iwai's employment agreements with its employees shall not be transferred to New Company.
   • Regarding Nissho Iwai's employees engaging in Nissho Iwai's Operation, steps for tentatively transferring them to New Company, or permanently transferring them to New Company based on the condition that individual consent is obtained, shall be taken on the Date of Division, in principle.
   (5) Authorization/permission concerned of Nissho Iwai
   Of all authorizations, permissions, approvals, registrations, filing, etc., received and owned by Nissho Iwai with regard to its Operation as of the Date of Division, those that can be transferred legally.
2. All liabilities, debts, and other obligations that New Company will receive from Nissho Iwai through This Case of Division shall be based on the method of undertaking liabilities, with the liabilities existing in parallel. Accordingly, their creditors may demand fulfillment of obligations of not only New Company but also Nissho Iwai, the joint debtor, on and after the Date of Division.
3. If Nissho Iwai bears the burden of liabilities/debts that New Company shall receive from Nissho Iwai with the liabilities existing in parallel, based on This Plan, Nissho Iwai may request the reimbursement of the total amount of said liabilities from New Company.

(Translation)

Article 7 (Date of Division)

The Date of Division shall be January 1, 2003. This date can be changed, however, based on consultation between both parties hereto, if such change is necessary in accordance with the progress of procedures for This Case of Division.

Article 8 (Amounts of Dividends and the Like)

Mitsubishi may distribute dividends to shareholders and registered pledgees listed or recorded on its final register of shareholders of March 31, 2002, with the upper limit of a total amount of ¥6.3 billion (¥4 per share).

Also, Mitsubishi may distribute money provided for in Commercial Code, Article 293-5, Paragraph 1 (hereinafter referred to as "interim dividends") to shareholders and registered pledgees listed or recorded on its final register of shareholders of September 30, 2002, with the limit of a total of ¥7.0 billion (¥4 per share). However, the aforementioned upper limit of interim dividends was calculated, within the highest payable amount under the Commercial Code, based on the premise that, at a ordinary general meeting of shareholders of Mitsubishi scheduled for June 27, 2002, the profit distribution plan for fiscal 2002 – the first draft resolution for the general meeting – would be approved.

Article 9 (Names of Directors, Auditors, and the Accounting Auditor)

The directors, auditors, and the accounting auditor of New Company shall be as follows:

(1) Directors:	Norio Okada, Masashi Mizutani, Koji Furukawa, Shiro Yasutake, and Masayuki Takashima
(2) Auditors:	Koichiro Kimura, Keijiro Hori, and Shuma Uchino
(3) Account auditor:	Tohmatsu & Co.

- The job histories of nominees is provided on pages 24 to 26 (pages 23 to 25 of English translation version).

Article 10 (Others)

1. This Case of Division shall lose its effect if its approval is not obtained at a general meeting of shareholders of either Mitsubishi or Nissho Iwai, scheduled to be held in June 2002, or if various procedures stipulated in the "Act concerning Prohibition of Private Monopoly and Maintenance of Fair Trade," required for enforcement of This Case of Division, are not completed by the Date of Division, and no special agreement is reached between Mitsubishi and Nissho Iwai regarding a change in the Date of Division.
2. Both parties hereto may change conditions for This Case of Division or content of This Plan, or invalidate This Plan, based on mutual consultation, if serious changes occur in the assets or financial conditions of either Mitsubishi or Nissho Iwai, if an incident that seriously hampers enforcement of This Case of Division happens, or if achievement of the purpose of This Plan otherwise becomes difficult, during the period between the formulation of This Plan and the Date of Division.
3. Regarding matters required for This Case of Division other than those provided for herein, both parties hereto shall consult with each other in good faith in line with the purport of This Plan, and decide on them.

(Translation)

(Separate Sheet)

ARTICLES OF INCORPORATION

Chapter 1 General Provisions

Article 1 (Trade Name)

This Company shall be named Kabushiki Kaisha Metal One. In English, it shall be known as Metal One Corporation.

Article 2 (Purposes)

This Company shall aim to engage in the following businesses:

1. Manufacturing, processing, export/import, and sales of steel products, such as bar steel, steel sheets, and steel pipes.
2. Manufacturing, processing, export/import, and sales of semi-finished steel products (billets, blooms, slabs, etc.).
3. Enforcement and supervision of construction design and building work.
4. Manufacturing of ferroconcrete products and contracting for related construction work.
5. Leasing and rental of real estate and movable properties.
6. Marine transport, land transport, air transport, freight transport handling, port transport, customs business, and warehousing.
7. Transactions/operation of securities, money lending, sales of credits, guaranteeing/undertaking of liabilities, foreign exchange transactions, possession/ management of real estate and movable properties for security rights related to these financial transactions such as mortgage and pledge, and other financial business.
8. i) Research, development, and consulting business,
   ii) Guidance and training,
   iii) Agency business, mediation, and wholesaling, related to items shown above.
9. Controlling companies engaged in sales transactions, export/import business, agency business, mediation, wholesaling, processing/processing contracting, construction/installation contracting, and leasing/rental of real estate and movable properties, by owning stocks of these companies.
10. All businesses incidental or related to the aforementioned businesses.

Article 3 (Location of the Head Office)

The Company shall locate its Head Office in Minato-ku, Tokyo.

Article 4 (Method of Public Announcement)

The Company shall make its public announcement through printing in the Official Gazette.

Chapter 2 Stock

Article 5 (Total Number of Shares to Be Issued)

The total number of shares to be issued by the Company shall be 5 million shares.

Article 6 (Restriction of Assignment of Shares)

Approval of the Board of Directors shall be required for the assignment of shares of the

Company.

Article 7 (Base Date)

• •The Company shall set stockholders listed or recorded in the roster of stockholders as of the final day of each business year, as the stockholders that should exercise their rights at a regular general meeting of stockholders for the related settlement of accounts.

• •Unless otherwise provided for in the preceding paragraph or other portions in these Articles of Incorporation, the Company may set stockholders or registered pledgees listed or recorded in the final roster of stockholders on a certain date, as the stockholders or pledgees that should exercise their rights, after making a public announcement, based on a resolution of the Board of Directors, if such a step is necessary.

Article 8 (Regulations for Handling of Shares)

The kinds of share certificates, transfer of share ownership, and other matters of stock handling shall be based on the Regulations for Handling of Shares to be established by the Board of Directors.

Chapter 3 General Meetings of Stockholders

Article 9 (Timing for Convocation)

A regular general meeting of stockholders of the Company shall be convened within three months following the next day of the final date of each business year, while an extraordinary meeting of stockholders shall be convened when necessary.

Article 10 (Chairman of a General Meeting of Stockholders)

A general meeting of stockholders shall be convened and chaired by the chairman of the Board of Directors. However, if the chairman of the Board of Directors is unable to do so due to a circumstance, of if the chairman is non-existent, another director shall take his place, in the order set by the Board of Directors in advance.

Article 11 (Requirement for a Resolution)

Unless otherwise provided for in laws/ordinances or these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted when it is supported by a majority vote of the stockholders present.

Article 12 (Substitutional Exercise of Voting Rights)

A stockholder may exercise his (or her) voting rights through a proxy. However, the proxy must be a stockholder of the Company having voting rights.

Chapter 4 Directors and the Board of Directors

Article 13 (Selection)

• •Directors shall be selected at a general meeting of stockholders.

• •A resolution to select directors shall require attendance by stockholders having a majority of total voting rights of all stockholders.

• •A resolution to select Directors shall not be based on a cumulative voting.

Article 14 (Tenure of Office)

The tenure of office for directors shall be up to the end of the regular general meeting of stockholders regarding the final settlement of accounts within two years of their assumption of office. However, the term of office for a director selected to cover a vacancy or as an additional director shall be the same as the remaining period of the predecessor or other directors, respectively.

Article 15 (Regulations for the Board of Directors)

Unless otherwise provided for in laws/ordinances or these Article of Incorporation, matters of the Board of Directors shall be based on the Regulations for the Board of Directors to be set by the Board of Directors.

Article 16 (Representative Directors and Officers)

- •The Company shall appoint a few representative directors, based on a resolution by the Board of Directors.
- •The Company may appoint the director/chairman of the Board of Directors, the director/president, and other officers, based on a resolution by the Board of Directors.

Article 17 (The Director to Chair the Board of Directors)

A meeting of the Board of Directors shall be convened and chaired by the chairman of the Board of Directors. If the chairman of the Board of Directors is unable to do so or is non-existent, another director shall take his place, in the order set by the Board of Directors in advance.

Article 18 (Notice for the Convocation of a Board of Directors' Meeting)

A notice for the convocation of a Board of Directors' meeting shall be forwarded to each director and auditor, by at least three days prior to the date for the scheduled meeting. In an emergency case, however, this period may be shortened, after the consent of all directors and auditors is obtained.

Chapter 5 Auditors and the Board of Auditors

Article 19 (Selection)

- •Auditors shall be selected by a general meeting of stockholders.
- •A resolution to select auditors shall require attendance by stockholders having a majority of total voting rights of all stockholders.

Article 20 (Tenure of Office)

The tenure of office for auditors shall be up to the end of the regular general meeting of stockholders related to the final settlement of accounts within four years of their assumption of office. However, tenure of the auditor to fill a vacancy shall be the remaining term of office of his predecessor.

Article 21 (Regulations for the Board of Auditors)

Unless otherwise provided for in the laws/ordinances or these Articles of Incorporation, matters related to the Board of Auditors shall be based on Regulations for the Board of

Auditors to be set by the Board.

Article 22 (Permanent Auditors)
The auditors shall select permanent auditors through their mutual election.

Article 23 (Notice for the Convocation of a Board of Auditors' Meeting)
A notice for the convocation of a Board of Auditors' meeting shall be forwarded to each auditor, by at least three days prior to the date of the scheduled meeting of the Board. In an emergency case, however, this period may be shortened, after the consent of all auditors is obtained.

Chapter 6 Calculation

Article 24 (Business Year)
The business year of the Company shall be from January 1 to December 31 of each year.

Article 25 (Dividends and Interim Dividends)
- •Dividends shall be paid to stockholders and registered pledgees listed or recorded on the final roster of stockholders for each term.
- •The Company may pay intermediate dividends (this refers to the distribution of money, stipulated in the Commercial Code, Article 293-5; hereinafter the same) to stockholders and registered pledgees listed or recorded on the final roster of stockholders on June 30 of each year, based on a resolution by the Board of Directors.
- •If dividends or intermediate dividends have not been received even after the passage of three full years from the starting date of their payment, the Company shall be exempted from its obligation to pay them.

Additional Provisions

Article 26 (Shares to Be Issued on the Occasion of Corporate Establishment)
The total number of shares to be issued on the occasion of the establishment of the Company shall be 2 million shares.

Article 27 (Tenure of Office for Initial Directors/Auditors)
The tenure of office for initial directors and auditors of the Company shall be up to the end of the regular general meeting of stockholders related to the final settlement of terms within one year after their assumption of office.

(Translation)

3. Related information of the Joint Division Plan

(1) Related information concerning the Directors

Name (Birth date)	*Job History and Representation of Other Companies*	*Number of own Shares of Mitsubishi and Nissho Iwai*
Norio Okada (Apr. 12, 1940)	Apr. 1963 Joined Mitsubishi Corporation Jun. 1999 Managing Director, Group EVP, Metals, Division COO, Metals & Products Div. Apr. 2001 Managing Director, Group COO, Metals Jun. 2001 Retirement from the post of Director Executive Vice President, Group COO, Metals Apr. 2002 Executive Vice President, Metals (Present Position)	Mitsubishi 16,202 Nissho Iwai -
Masashi Mizutani (Jun. 15, 1941)	Apr. 1965 Joined Nissho Iwai Corporation Jun. 1994 Director, General Manager of Steel Products Overseas Div. Jun. 1997 Director, Group Executive Vice President of Steel Group & General Manager of Wire Rod and Specialty Steel Div. Jun. 1998 Managing Director, Group Executive Vice President of Steel Group & General Manager of Wire Rod and Specialty Steel Div. Oct. 1998 Managing Director, Group Executive Vice President of Steel Group & General Manager of Steel Products Div. Jun. 1999 Retirement from the post of Director Managing Executive Officer Apr. 2000 Managing Executive Officer, President of Metals Company Apr. 2001 Senior Managing Executive Officer, President of Metals Company (Present Position)	Mitsubishi - Nissho Iwai 42,000
Koji Furukawa (Apr. 26, 1938)	Apr. 1962 Joined Mitsubishi Corporation Jun. 1992 Director, Senior Assistant to Managing Director, Planning and Coordination, General Manager, Corporate Communications Dept. Mar. 1993 Director, General Manager, Personnel Dept. Jun. 1995 Managing Director, General Manager, Nagoya Branch Apr. 1999 Executive Vice President, Director, Chief Administrative Officer, Chief Financial Officer (CFO) Apr. 2000 Executive Vice President, Director, Group CEO, Professional Services Jun. 2001 Member of the Board, Senior Executive Vice President, CFO, Group CEO, Professional Services Group Oct. 2001 Member of the Board, Senior Executive Vice President, CFO, Compliance Officer (Present Position) [Representation of Other Companies] Mitsubishi Shoji & Sun Co., Ltd. Chairman	Mitsubishi 20,146 Nissho Iwai -

(Translation)

Name (Birth date)	Job History and Representation of Other Companies	Number of own Shares of Mitsubishi and Nissho Iwai
Shiro Yasutake (Sep. 30, 1941)	Apr. 1964 Joined Nissho Iwai Corporation Jun. 1996 Director, General Manager of Construction & Realty Div. Jun. 1997 Director, Group Executive Vice President of Machinery & Information Industries Group May 1998 Director, Group Executive Vice President of Construction & Urban Development Group Jun. 1998 Managing Director, Group Executive Vice President of Construction & Urban Development Group Oct. 1998 Managing Director, Group President of Project & Contractor Business Group Apr. 1999 President & CEO (Present Position) [Representation of Other Companies] Nissho Iwai Corporation Director, President & CEO	Mitsubishi - Nissho Iwai 138,065
Masayuki Takashima (May 15, 1940)	Apr. 1964 Joined Mitsubishi Corporation Jun. 1995 Director, General Manager, Project Development & Construction Div. Apr. 1997 Managing Director, Machinery Apr. 1999 Managing Director, Group EVP, Machinery May 2001 Managing Director, General Manager, Mitsubishi Corporation European Head Office, Chairman & Managing Director, Mitsubishi Corporation International N.V. Jun. 2001 Retirement from the post of Director Executive Vice President, General Manager, Mitsubishi Corporation European Head Office, Chairman & Managing Director, Mitsubishi Corporation International N.V. Apr. 2002 Senior Executive Vice President, General Manager, Mitsubishi Corporation European Head Office, Chairman & Managing Director, Mitsubishi Corporation International N.V. Jun. 2002 Senior Executive Vice President, Group CEO, Metals (Present Position)	Mitsubishi 13,006 Nissho Iwai -

(2) Related information concerning the Corporate Auditors

Name (Birth date)	Job History and Representation of Other Companies	Number of own Shares of Mitsubishi and Nissho Iwai
Koichiro Kimura (Dec. 28, 1942)	Apr. 1966 Joined Mitsubishi Corporation Successively held the post of General Manager, Finance Dept., Deputy General Manager, Kansai Branch and General Manager for investment, Professional Services Group, Jul. 2001 Senior Vice President, General Manager for investment, Professional Services Group Oct. 2001 Senior Vice President, General Manager for investment, Corporate Section (Present Position)	Mitsubishi 2,000 Nissho Iwai -

(Translation)

Name (Birth date)	*Job History and Representation of Other Companies*		*Number of own Shares of Mitsubishi and Nissho Iwai*
Keijiro Hori (May 16, 1945)	Apr. 1968 Jun. 1999 Jun. 2001 Apr. 2002	Joined Nissho Iwai Corporation Corporate Auditor (Full-time) Retirement from the post of Corporate Auditor (Full-time) Executive Officer, General Manager for Corporate Accounting Executive Officer, General Manager of Corporate Administration Unit (Present Position)	Mitsubishi - Nissho Iwai 45,260
Shuma Uchino (Jun. 29, 1954)	Apr. 1978 May 2002	Joined Mitsubishi Corporation Successively held the post of Executive Vice President, Mitsubishi Corporation Financials & Management Services Ltd., Group CFO, Metals Group	Mitsubishi 3,000 Nissho Iwai -

(3) Related information concerning the independent Auditors

Name	Tohmatsu & Co.
Offices	Main Office: MS Shibaura Building, 13-23, Shibaura 4-chome, Minato-ku, Tokyo, JAPAN Domestic Offices: Osaka, Nagoya, Fukuoka, Sapporo, Morioka, Sendai, Kita-Kanto, Chiba, Yokohama, Niigata, Hokuriku(Kanazawa), Nagano, Shizuoka, Gifu, Mie, Kyoto, Nara, Wakayama, Kobe, Okayama, Hiroshima, Takamatsu, Matsuyama, Oita, Kumamoto, Kagoshima, Naha Overseas Offices: Overseas resident staff at Deloitte Touche Tohmatsu in 39 cities
History	May 1968 Established Feb. 1990 Changed name to Tohmatsu & Co. and joined Deloitte Touche Tohmatsu, a global accounting firm, as a core member.
Professionals	2,603 (as of March 31, 2002) Partner (CPA) 348 Partner 20 Professional Staff (CPA) 973 (Assistant to CPA) 673 Consultant 325 Administrative Staff 264 (including overseas resident staff) Total 2,603

4. Content of the Document Setting forth the Reason for the Allocation of Shares Provided for in the Commercial Code, Article 374-2, Paragraph 1, Item 2

Explanatory Document Regarding Share Allocation

With regard to the new joint establishment/division in which Mitsubishi Corporation's operation related to the steel product business (hereinafter referred to as "Mitsubishi's Operation") will be transferred to a new company established jointly with Nissho Iwai Corporation (hereinafter referred to as "Nissho Iwai"), Mitsubishi Corporation (hereinafter

referred to as "Mitsubishi") has decided on the ratios at which the New Company will allocate its shares to Mitsubishi and Nissho Iwai (hereinafter referred to as "Share Allocation Ratios") as follows:

(1) Mitsubishi concluded a basic agreement under the spirit of equal status with Nissho Iwai on June 21, 2001.
Subsequently, Mitsubishi and Nissho Iwai employed KPMG Corporate Finance K.K. (hereinafter referred to as "KPMG") and Asahi Arthur Andersen Corp. as the respective financial advisers. After conducting detailed examination of the assets concerned, KPMG assessed the business value and net business worth of the related operations of both companies, based on a combination of the Breakup Value Method, the Discounted Cash-flow Method, and the Net Worth Method (Note 1).
After overall assessment of these evaluation results and negotiations between the parties, Mitsubishi and Nissho Iwai agreed that it would be reasonable to set the ratio for the capital contribution to the New Company at 60% for Mitsubishi and 40% for Nissho Iwai, and concluded a conformation document on March 27, 2002.
(2) Concerning the content of the Joint Division Plan, based on this confirmation document, Mitsubishi sought the opinion of its Board of Directors on May 15, 2002, and Nissho Iwai also referred the matter to its Board of Directors on May 17, and both companies obtained approval by their respective Boards of Directors.

Mitsubishi also asked KPMG to formally state its opinion that the aforementioned Share Allocation Ratios are appropriate for Mitsubishi. In response to this request, KPMG evaluated the business value and net business worth of the two companies' related operations, and we received, on May 15 of this year, KPMG's Opinion Document (Note 2) stating that the Share Allocation Ratios are appropriate.

(Note 1)

- • Breakup Value Method:
  This is the method of breaking up each company's operation into the value of unconsolidated operational activities, value of business investment and financial value, calculating these values and totaling them to arrive at the business value and net business worth.
- • Discounted Cash-flow Method:
  This refers to the method of forecasting future cash flow, based on a consolidated business plan and financial data of operations, and calculating the business value and net business worth using the discount rate determined based on the anticipated capital cost, etc.
- • Net Worth Method:
  This is the method of calculating the net worth value of the operation, based on its present-time consolidated balance sheet.

(Note 2) KPMG's Opinion Document regarding the Share Allocation Ratios is as follows:

(Translation)

May 15, 2002

Mitsubishi Corporation
6-3, Marunouchi 2-Chome,
Chiyoda-ku, Tokyo 100-8086 JAPAN

KPMG Corporate Finance K.K.
Managing Partner, Yoichi Kuze

Opinion as to the Share Allocation Ratio

Gentlemen:

KPMG Corporate Finance K.K. ("KPMG") understands that Mitsubishi Corporation (the "Company") and Nissho Iwai Corporation ("Nissho Iwai") intend to execute a joint division plan (the "Plan") in which the Company and Nissho Iwai agree to establish a joint venture for the iron and steel product business by contributing the iron and steel product business unit of the Company's Metals Group and the iron and steel business of Nissho Iwai's Metals Company (the "Transferred Business(es)") on the target date of January 1, 2003 (the contemplated transaction is hereinafter referred to as the "Integration"). We also understand that the Plan shall state the share allocation ratio for the Integration to be 60% for the Company and 40% for Nissho Iwai. You have requested us to render our opinion (the "Opinion") as to the fairness of the share allocation ratio of 60% for the Company as a result of the Integration from a financial point of view to the Company.

In expressing the Opinion, KPMG analyzed, based on the information listed below, the fair market value and the scope of the assets and liabilities to be included to estimate the value of each of the Transferred Businesses (the "Valuation"). Subsequently, KPMG calculated the range of the share allocation ratio from the results of the Valuation and judged the fairness of the share allocation ratio from a financial point of view for the Company. The Valuation was performed on a going-concern basis with the assumption that the material businesses and the material assets (including the stocks of the subsidiaries and affiliated companies) that are currently part of the Transferred Businesses of the Company and Nissho Iwai will continue to operate.

KPMG analyzed and evaluated the following information, documents, and other references, in preparation of the Opinion and in the Valuation on which the Opinion is based:

- The annual securities reports of the Company and Nissho Iwai for the year ended March 2001, March 2000, and March 1999, and the latest semi-annual securities reports of the Company and Nissho Iwai for the six-month period ended September 30, 2001;
- The business plans of the Transferred Businesses of the Company and Nissho Iwai (on a consolidated and a non-consolidated basis, referred to as the "Financial Forecasts");
- The historical financial information of the Transferred Businesses of the Company and Nissho Iwai;

(Translation)

- Information based on interviews with management of both the Company and Nissho Iwai;
- Internal management information of the Company;
- The Due Diligence Reports as to the Transferred Business of Nissho Iwai prepared by Shin Nihon & Co.;
- Financial information and stock prices of certain other publicly traded companies comparable to the Transferred Business;
- The Memorandum of Understanding dated January 6, 2002, and the Letter of Confirmation dated March 26, 2002, executed between the Company and Nissho Iwai as to the Integration; and
- Other publicly available information that KPMG deemed necessary and appropriate.

KPMG prepared this letter based on the financial information provided by both the Company and Nissho Iwai, under the assumption that all the information is accurate and complete. KPMG relied on the explanations of both the Company and Nissho Iwai as to the accuracy or completeness of the information used in our Valuation. Therefore, the results of our Valuation for the Transferred Businesses and our judgment may be different if there are material inaccuracies in the information provided or material facts not disclosed to KPMG at the time of preparation of the letter, as well as any events and transactions occurring subsequent to the letter. In addition, KPMG did not verify the accuracy or completeness of the information used in the Valuation, nor did KPMG perform any audit procedures in accordance with the generally accepted standards. KPMG is not in a position to express an opinion as to the financial information of the Company and Nissho Iwai, nor does KPMG express an opinion or provide any other form of assurance concerning the accuracy and completeness of the underlying assumptions.

KPMG performed the Valuation primarily using the Break-up Value Method, and by considering the results of other methods, such as the Discounted Cash Flow Method, based on the assumption that the Financial Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgment of the Company and Nissho Iwai to describe the prospects of the Transferred Businesses. Because there are usually differences between prospective and actual results, given that events and circumstances frequently do not occur as expected, and because these differences may be material, the Valuation for the preparation of this letter does not aim to verify the accuracy and certainty of the Financial Forecasts, nor does the letter aim to express the fairness of the assumption used in those forecasts. Furthermore, KPMG has not performed an independent appraisal of the individual assets and liabilities for the Transferred Businesses.

Our analyses and the Opinion expressed herein are provided for the information and assistance of the Company in connection with their consideration of the Integration contemplated by the Plan and such opinion does not constitute recommendation as to whether or not to approve the Integration.

KPMG Corporate Finance K.K. is an independent professional firm in the area of merger and acquisition advisory under the KPMG Corporate Finance International Group. It has a wide experience in global advisory services on mergers and acquisitions, the planning of company restructuring, and the calculation of merger ratios. KPMG was well advised as to the process of the Integration by the management of the Company and received information concerning the Integration

from them. To our best knowledge, there is no conflict of interest in expressing the Opinion herein. Pursuant to the engagement letter, KPMG shall receive the fee agreed to in relation to the Opinion.

After a comprehensive consideration based upon the results of the Valuation under the assumption of the foregoing, and based upon such other matters as KPMG considers relevant, it is our opinion that as of the date hereof the applicable share allocation ratio contemplated in the Plan is fair from a financial point of view to the Company.

5. Content of the Document Stating that There Are Sufficient Prospects for Fulfillment of Liabilities to Be Borne by Each Company, Based on the Commercial Code, Article 374-2, Paragraph 1, Item 3

<u>Statement of Reason for Sufficient Prospects for Fulfillment of Liabilities</u>

Regarding the new establishment/division (hereinafter referred to as "This Case of Division") in which steel product operations of Mitsubishi Corporation (hereinafter referred to as the "Mitsubishi") and Nissho Iwai Corporation (hereinafter referred to as the "Nissho Iwai") will be transferred to a new company to be jointly established by the two companies (hereinafter referred to as the "New Company"), Mitsubishi considers, based on the following reasons, that there are sufficient prospects for the fulfillment of liabilities to be borne by Mitsubishi and the New Company.

(1) Mitsubishi Corporation

- The amounts of assets and liabilities on the balance sheet of Mitsubishi as of March 31, 2002, were ¥5,135.5 billion and ¥4,433.7 billion, respectively.
  The amounts of assets and liabilities that Mitsubishi is scheduled to transfer to the New Company through This Case of Division are ¥382.6 billion and ¥292.6 billion, respectively.
  Accordingly, the amounts of assets and liabilities of Mitsubishi expected after This Case of Division will be ¥4,752.9 billion and ¥4,141.1 billion, respectively. Thus, the amount of assets is expected to sufficiently surpass liabilities.
- As for the profitability outlook of Mitsubishi after This Case of Division, no situation causing difficulties for the fulfillment of liabilities to be borne by Mitsubishi can be seen.

(2) New Company

- The amounts of assets and liabilities that Mitsubishi plans to transfer to the New Company are ¥382.6 billion and ¥292.6 billion, respectively. Meanwhile, the amounts of assets and liabilities the New Company is scheduled to receive from Nissho Iwai are ¥184.4 billion and ¥124.4 billion, respectively.
  Therefore, the anticipated amounts of assets and liabilities of the New Company after This Case of Division will be ¥567.1 billion and ¥417.1 billion, respectively. Thus, the amount of assets is expected to substantially exceed the amount of liabilities.
- Concerning the profitability outlook of the New Company after This Case of Division,

no situation causing difficulties for the fulfillment of liabilities by the New Company can be seen.

6. Contents of the Balance Sheets and Profit/Loss Statements of Mitsubishi Corporation and Nissho Iwai Corporation, Based on the Commercial Code, Article 374-2, Paragraph 1, Items 4 and 6

Contents of the balance sheet and profit/loss statement of Mitsubishi Corporation are shown on pages 13 to 16 (pages 15 to 18 of English translation version) of the separate business report for fiscal 2002. The contents of the balance sheet and profit/loss statement of Nissho Iwai Corporation are provided on pages 32 to 35 (pages 31 to 35 of English translation version) of this document.

(Translation)

Nissho Iwai Corporation
Non-Consolidated Balance Sheet

March 31, 2002 (Unit : Millions of Yen)

ASSETS		
Current assets	¥	932,252
Cash and time deposits		48,597
Trade notes receivable		97,573
Trade accounts receivable		332,478
Short-term securities		889
Inventories		126,427
Advance payments to suppliers		14,018
Prepaid Expense		13,805
Deferred tax assets		9,158
Accounts Receivable-miscellaneous		51,311
Unearned Revenue		14,501
Short-term loans		258,872
Other current assets		12,284
Allowance for doubtful receivables		(47,667)
Fixed assets		948,772
Property and equipment		119,765
Buildings		61,028
Structures		2,275
Machinery and equipment		342
Cars and delivery equipment		153
Tools and equipment		1,438
Land		53,091
Construction in progress		1,434
Intangible assets		12,971
Leasehold and others		12,971
Investments		816,034
Investment securities		253,949
Investments in and Advances to subsidiaries		264,353
Investments in partnership		18,246
Long-term loans		255,737
Non-current trade receivables		62,884
Deferred tax assets		47,521
Other investments		17,802
Allowance for doubtful receivables		(104,460)
Deferred Assets		53
Discount on bond		53
TOTAL ASSETS	¥	1,881,077

LIABILITIES		
Current liabilities	¥	1,269,637
Trade notes payable		86,408
Trade accounts payable		187,611
Short-term loans payable		751,187
Commercial paper		6,800
Current maturities of bonds		47,222
Accounts payable-miscellaneous		35,435
Income taxes payable		1,185
Accrued expenses		7,353
Advances from customers		15,674
Deposit received		128,021
Deferred income		1,568
Other current liabilities		1,167
Long-term liabilities		413,245
Long-term loans payable		346,000
Bonds		16,500
Convertible Debentures		29,437
Employees' retirement Benefits		17,810
Other long-term liabilities		3,497
TOTAL LIABILITIES		1,682,883
SHAREHOLDERS' EQUITY		
Capital stock		102,938
Common stock		102,938
Legal reserve		99,835
Capital surplus		98,890
Retained earnings appropriated for legal reserve		944
Retained earnings		3,237
Unappropriated retained earnings		3,237
(including net income for the period)		(3,237)
Net unrealized gain		(7,814)
Net unrealized gain on available-for-sale securities		(7,814)
Treasury Stock		(2)
TOTAL SHAREHOLDERS' EQUITY		198,194
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	¥	1,881,077

See notes to financial statements.

(Translation)

Nissho Iwai Corporation

Non-Consolidated Statement of Income

Year Ended March 31, 2002 (Unit : Millions of Yen)

ORDINARY INCOME		
Operating income		
Net sales (total trading transaction)		¥ 3,675,718
Cost of sales		(3,603,889)
Gross trading profit		71,828
Selling, general and administrative expenses		(64,735)
Operating income		7,093
Non-operating income		
Interest income	28,554	
Dividends	13,955	
Other income	7,211	49,721
Non-operating expenses		
Interest expenses	(40,803)	
Interest on commercial paper	(1,539)	
Other expenses	(6,803)	(49,146)
Ordinary income		7,668
SPECIAL GAIN & LOSS		
Special gain		
Gain on sales of fixed assets	929	
Gain on sales of investment in subsidiaries and others	43,964	
Gain on sales of investment securities	28,730	73,624
Special loss		
Loss on disposal of fixed assets	(728)	
Loss on sales of investment securities	(3,997)	
Loss on revaluation of investment securities	(14,146)	
Loss on the dissolution of subsidiaries and affiliates	(43,800)	
Extraordinary loss on changes in retirement benefits plan	(11,392)	
Provision for overseas doubtful receivables	(2,405)	
Cost of moving headquarters	(2,590)	
Loss on disposal of inventories	(1,168)	(80,230)
Income before income taxes		1,062
Current income taxes	(3,811)	
Deferred income taxes	5,986	2,175
Net income for the period		3,237
Unappropriated retained earnings brought forward		-
Unappropriated retained earnings		¥3,237

See notes to financial statements.

(Translation)

Notes:

Significant accounting policies, etc.

1. Accounting Standards and Treatment of Assets
   (1) Securities
   Held-to-maturity securities
   Stated at amortized cost (Straight-line method)
   Securities issued by subsidiaries and affiliates
   Stated by the moving-average cost
   Available-for-sale securities
   - ••Available-for-sale securities with fair market value: Stated at fair value based on the average market price in the month before the balance date. (Net unrealized gain or loss is reported as a separate component of in shareholders' equity. Cost is determined based on the moving average method.)

     (Change in Accounting Treatment)
     Effective from the fiscal year ended March 31, 2002, the fair value of available-for-sale securities is computed based on the average market price in the month before the balance date to average out the effect on equity of short-term changes in the stock market (Net unrealized gain or loss is recorded in shareholders' equity. Cost is determined based on the moving-average method.) Previously, available-for-sale securities were accounted for at fair value as determined by the market value on the balance date. (Net unrealized gain or loss was recorded in shareholders' equity. Cost was determined based on the moving-average method.) As a result, investment securities increased by ¥2,580 million and net unrealized gain or loss on securities increased by ¥1,495 million, while deferred tax assets decreased by ¥1,084 million compared with what would have been reported under the previous accounting treatment.

   - ••Available-for-sale securities with no available fair market value
     Stated at moving-average cost.

   (2) Derivatives
   Stated at fair value.
   (3) Inventories
   Stated at cost, determined by the first-in, first-out cost method. Real estate held for sale is stated at cost, determined by the specific identification cost method.

2. Depreciation of Property and Equipment
   (1) Tangible Fixed Assets
   Depreciation is computed under the declining-balance method, with the useful life and residual value determined by the method stipulated in Japan's Corporate Income Tax Law. However, Nissho Iwai Shin-Yokohama Center buildings, structures and buildings (excluding fixtures) acquired on or after April 1, 1998 are depreciated under the straight-line method.
   (2) Intangible Fixed Assets
   Intangible fixed assets are amortized under the straight-line method, with useful lives determined by the method stipulated in Japan's Corporate Income Tax Law. Development costs of software for internal use, however, are amortized under the straight-line method based on an estimated useful life of 5 years.

3. Method of Accounting for Deferred Assets
   Bond issuance expenses are amortized equally over whichever is the shortest, the maturities of the bonds or 3 years, the maximum period stipulated in the Commercial Code of Japan. Bond discounts are amortized equally over the amortization period.

4. Accounting for Allowances
   (1) Allowance for Doubtful Receivables
   The allowance for doubtful receivables provides for possible losses arising from default on monetary receivables. For ordinary receivables, the Company provides for allowances based on the historical default rate. For specific receivables, including those where there is a fear of default, allowances are provided based on an individual assessment of each account.
   (2) Allowance for Employees' Retirement Benefits
   The Company provides an allowance for employees' retirement benefits at the end of the fiscal year based on the estimated amounts of projected obligations at that date. The transition obligation on employees' retirement benefits arising from a change in accounting standards is being expensed on a straight-line basis over 10 years. The unrecognized net actuarial loss is recognized in expense using the straight-line method over the average remaining service period for the employees in service (10 years), commencing with the following period.

   (Additional Information)
   On March 20, 2002, the Company dissolved the Nissho Iwai Pension Fund, following authorization from the Ministry of Health, Labor and Welfare a day earlier. Furthermore, on March 26, 2002, the same ministry approved the introduction of a Japanese-version 401k defined contribution pension fund. The Company subsequently changed from using a defined benefit plan to a defined contribution plan. The Company recorded ¥11,392 million as an extraordinary loss on changes retirement benefits plan, consisting of charges for the unrecognized actuarial difference relating to this change and unrecognized transitional obligation resulting from a change in accounting standards.

5. Translation of Foreign Currency Denominated Assets and Liabilities into Japanese Yen
   Assets and liabilities denominated in foreign currencies are translated into Japanese Yen at the spot exchange rate on the Company's balance sheet date. Gains and losses on foreign currency translations are recognized in the Company's income statement.

6. Accounting for Leases
   Finance leases which do not transfer ownership to lessees are accounted for in the same measure as ordinary operating leases.

7. Hedge Accounting
   The Company uses deferred hedge accounting. Forward exchange contracts are allocated to specific hedged risks when they meet the criteria for qualification.

8. Accounting for Consumption Tax
   Consumption tax and similar local tax are excluded from income and expenses.

9. Accounting for Interest on Land Held for Sale
   Interest paid (under normal circumstances) during the course of large-scale real estate development projects is included in the acquisition cost.

Notes to the Balance Sheet and Income Statement

1. Accumulated Depreciation for Tangible Fixed Assets ¥19,537 million
2. In addition to Fixed Assets shown on the Balance Sheet, the Company uses leased office equipment, including personal computers, extensively.
3. Monetary Assets and Liabilities Relating to Subsidiaries

Due from subsidiaries—short-term	¥43,406 million
Due from subsidiaries—long-term	¥34,230 million

Due to subsidiaries—short-term	¥54,708 million
Due to subsidiaries—long-term	¥7,300 million

4. Assets Pledged as Collateral ¥239,383 million
5. Guarantees ¥622,277 million
(including ¥347,700 million in pledged guarantees)
6. Trade Notes Discounted ¥19,500 million
Notes Endorsed ¥2,039 million
7. Principal Assets and Liabilities in Foreign Currencies

Trade Accounts Receivable	¥67,056 million	US$487,522 thousand
Short-Term Loans	¥35,732 million	US$265,263 thousand
Long-Term Loans	¥98,186 million	US$735,825 thousand
Investment Securities & Investment in Subsidiaries	¥289,345 million	US$714,067 thousand
Trade Accounts Payable	¥34,908 million	US$253,868 thousand
Short-Term Loans	¥55,135 million	US$413,775 thousand
Long-Term Loans	¥121,395 million	US$920,414 thousand

8. Promissory notes maturing on the balance sheet date are treated as settled on the due date. As the balance sheet date fell on a holiday for Japanese financial institutions, the following promissory notes due on the balance date were included in year-end balances.

Notes receivable	¥8,174 million
Notes payable	¥5,523 million

9. Treasury stock is now shown as an item of shareholders' equity due to a revision to guidelines for the preparation of the balance sheet, profit and loss statement, business report and supplementary information presented by joint stock corporations. Previously, treasury stock was classified under "other current assets" in current assets.
10. Net income per share for the Period ¥3.70
11. Transactions with subsidiaries

Sales	¥400,085 million
Purchases	¥962,960 million
Other	¥70,705 million

12. Amounts less than ¥1 million have been omitted from the figures shown.